QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sauer-Danfoss Inc.
(Name of Subject Company)

Sauer-Danfoss Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804  137  107
(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010
(515) 239-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Jeffrey D. Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

  Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the attached exhibits, this "Statement") relates is Sauer-Danfoss Inc., a Delaware corporation ("Sauer-Danfoss" or the "Company"). The address and telephone number of the Company's principal executive office in the United States is 2800 E. 13th Street, Ames, Iowa 50010 and (515) 239-6000.

  Securities

        The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.01 per share ("Company Common Stock"). As of March 17, 2010, there were 48,389,406 shares of Company Common Stock outstanding, an additional 4,979,812 shares of Company Common Stock reserved for issuance under the Company's equity compensation plans, of which no shares of Company Common Stock were issuable upon the exercise of outstanding options granted pursuant to such plans (of which none were then exercisable), and 399,394 shares of Company Common Stock were issuable or otherwise deliverable in connection with the exercise or vesting of other equity awards of the Company.

Item 2.    Identity and Background of Filing Person.

  Name and Address

        This Statement is being filed by the subject company, Sauer-Danfoss Inc. The Company's name, address and business telephone number are set forth in Item 1 above. The Company maintains a website at www.sauer-danfoss.com. The website address is provided as an inactive textual reference only. The website and the information on or connected to the website are not a part of this Statement and are not incorporated herein by reference.

  Business and Background of the Company's Directors and Executive Officers

        The name, age, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company's directors and executive officers is set forth in Annex A hereto. Each such person has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

  The Offer

        This Statement relates to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law ("Danfoss"), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the "Danfoss Group") at a price of $13.25 per share (the "Offer Price"), net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 10, 2010 (the "Offer to Purchase"), and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO and a related Schedule 13e-3 filed by Danfoss and Purchaser with the Securities and Exchange Commission (the "SEC") on March 10, 2010 (the "Schedule TO").

        According to the Offer to Purchase, Danfoss' obligation to purchase the shares of Company Common Stock pursuant to the Offer is subject to a number of conditions, including the following:

  •
  the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a majority of the outstanding shares of Company Common Stock not held by Purchaser and its affiliates (the "Majority of the Minority Condition"); and

  •
  the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock already owned by the Danfoss Group, represents at least 90% of the shares of Company Common Stock outstanding immediately prior to the expiration of the Offer (the "90% Condition").

        According to the Offer to Purchase, the Majority of the Minority Condition described above is not waivable by Danfoss or Purchaser. Each of the other conditions to the Offer, including the 90% Condition, may, to the extent permitted by applicable law, be waived by Purchaser in its sole discretion. The Offer is not subject to any financing condition.

        Danfoss has stated in the Offer to Purchase that if the Offer is successful, Danfoss will, as soon as practicable thereafter, effect a "short-form" merger with the Company pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL") in which all of the shares of Company Common Stock not tendered in the Offer will be converted into the right to receive $13.25 per share, net to seller in cash, without interest, subject to appraisal rights for those stockholders who properly perfect and exercise such under Delaware law. The Offer to Purchase further provides that if, upon final expiration of the Offer, the 90% Condition has not been met, Danfoss will, in its sole discretion, either elect not to consummate the Offer or, if the Majority of the Minority condition has been met, waive the 90% Condition and acquire the tendered shares of Company Common Stock. If Danfoss elects to waive the 90% Condition and acquire the tendered shares of Company Common Stock, it intends as soon as practicable thereafter, to enter into a merger agreement with the Company providing for a merger with the Company in which all remaining public stockholders would receive the same price per share as was paid in the Offer provided that (i) Danfoss and its affiliates have not otherwise acquired at least 90% of the outstanding shares of Company Common Stock (in which case it would consummate a short-form merger) and (ii) the Company agrees to enter into such a merger agreement with Danfoss containing terms and conditions reasonably acceptable to both the Company and Danfoss. The subsequent merger, whether or not in the form of a short-form merger, is referred to herein as the "Second-Step Merger."

        According to the Schedule TO, the principal executive offices of Danfoss and Purchaser are located at Nordborgvej 81, 6430 Nordborg, Denmark.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement (including the Exhibits hereto), to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) any of the Company's executive officers, directors or affiliates set forth on Annex B to this Statement or (ii) Danfoss, Purchaser or any of their executive officers, directors or affiliates set forth on Schedule A to the Offer to Purchase, on the other hand.

  Relationship with Danfoss and Its Officers, Directors and Affiliates

  Ownership of Shares

        According to the Offer, as of March 10, 2010, the Danfoss Group owns 36,629,787 shares of Company Common Stock, representing approximately 75.7% of the outstanding shares of Company Common Stock.

  The 2008 Share Purchase Transaction and the Related Stockholders Agreement

        The following is based on disclosures contained in the Offer to Purchase and on the filing on Schedule 13D made by Danfoss, among other parties, with respect to the Company, on March 10, 2008. On March 10, 2008, Danfoss and Sauer Holding GmbH ("Sauer Holding") entered into a Share Purchase Agreement (the "2008 Purchase Agreement") pursuant to which Danfoss agreed to purchase, and Sauer Holding agreed to sell (i) 8,358,561 shares of Company Common Stock and (ii) all of the remaining issued and outstanding shares of Danfoss Murmann Holding A/S, a Danish corporation that was jointly owned by Sauer Holding and Danfoss (the "Holding Company") (such transaction, the "2008 Share Purchase Transaction"). By virtue of the 2008 Share Purchase Transaction, control of a majority of the issued and outstanding shares of Company Common Stock shifted from Danfoss and Sauer Holding jointly, to Danfoss alone.

        At the closing of the 2008 Share Purchase Transaction, Sauer Holding and Danfoss executed a Stockholders Agreement (the "Stockholders Agreement") that replaced the Joint Venture Agreement dated January 22, 2000, as amended as of February 22, 2000, by and among Danfoss, Sauer Holding and the Holding Company, in governing the rights and obligations of the parties with respect to their ownership and control of the Company and the shares of Company Common Stock that they hold.

        The 2008 Share Purchase Transaction and the Stockholders Agreement altered Sauer Holding's and Danfoss' respective rights to nominate members of the Board of Directors of the Company (the "Company Board"). The Stockholders Agreement provided that the Company Board would consist of 10 members, and that Sauer Holding would have nomination rights with respect to two such members (one independent and one non-independent member) and Danfoss would have nomination rights with respect to eight such members (two independent and six non-independent members) (each determination of independence to be made in accordance with the rules of the New York Stock Exchange). At each of the last two annual meetings of stockholders of the Company, held on June 12, 2008 (adjourned until, and completed on, July 10, 2008) and June 11, 2009, respectively, the stockholders of the Company elected ten members to the Company Board, eight of whom were nominated by Danfoss and two by Sauer Holding, in accordance with the Stockholders Agreement.

        In addition, the 2008 Share Purchase Transaction and the Stockholders Agreement resulted in the creation of various new contractual rights and obligations of Sauer Holding and Danfoss vis-à-vis one another related to transfers of shares of Company Common Stock by them. Under the Stockholders Agreement, Sauer Holding granted to Danfoss the right to purchase from Sauer Holding (via exercise of a call option), and Danfoss granted to Sauer Holding the right to sell to Danfoss (via exercise of a put option), the remaining 10,029,264 shares of Company Common Stock held by Sauer Holding, subject to the terms and conditions of the Stockholders Agreement. The exact purchase price for the shares of Company Common Stock subject to the call option and put option would be calculated based on the Company's operating income and adjusted with respect to the net debt level in the 2009 and 2011 fiscal years, respectively, but would fall within the range of $29.67 and $49.45 per share.

        The Stockholders Agreement was terminated on October 30, 2009. In connection with the termination of the Stockholders Agreement, Danfoss acquired from Sauer Holding the remaining 10,029,264 shares of Company Common Stock owned by Sauer Holding at a purchase price of $16.00 per share (the "2009 Share Purchase Transaction"), increasing Danfoss' ownership interest in the

Company to approximately 75.7%, and Sauer Holding has agreed that it will not acquire any securities of the Company at any time prior to October 30, 2014 without the express written consent of Danfoss.

  Certain Financing Arrangements

        In December 2008, the Company borrowed $50 million from Danfoss under a term loan. The term loan had an annual interest rate of 4.02%, and the principal balance along with unpaid accrued interest on the $50 million term loan was to be paid on December 9, 2011. In March 2009, the Company entered into (a) a $490 million revolving credit agreement, which was scheduled to mature on September 30, 2010 and (b) a short-term bridge loan of $25 million, each with Danfoss as the lender. Borrowings under the $490 million revolving credit facility bore interest at an underlying funding rate plus 8.0%. In addition, the Company paid an upfront facility fee of 1.75% and a commitment fee of 4% per annum on any undrawn portion of the facility. The principal balance, along with unpaid accrued interest, on the $25 million bridge loan was repaid on March 25, 2009.

        On November 9, 2009, the Company entered into a new unsecured term loan and revolving credit facility with Danfoss (the "New Credit Agreement"), which replaced the prior term loan and revolving credit facility described above. The Company's entry into the New Credit Agreement was approved by a committee of the Company Board formed in September 2009 comprised of three non-management, independent directors, Joseph Loughrey, Steven Wood and Dr. Johannes Kirchhoff (the "Special Committee"). Kirkland & Ellis LLP ("K&E") served as legal counsel to the Special Committee. The New Credit Agreement provides for a new unsecured revolving credit facility that will permit the Company to borrow up to $690 million from Danfoss. The Company's borrowings under the New Credit Agreement will be due and payable in full on April 29, 2011. The New Credit Agreement contains no financial covenants, but it does contain a number of affirmative and negative covenants that, among other things, require the Company to obtain the consent of Danfoss prior to engaging in certain types of transactions. The principal amount outstanding under the New Credit Agreement will bear interest at a rate equal to the U.S. prime rate or LIBOR, as in effect at times specified in the New Credit Agreement, plus 10.0%. The Company paid a closing fee of $2,000,000 to Danfoss in connection with the execution of the New Credit Agreement, which was capitalized and will be amortized to interest expense over the term of the New Credit Agreement. The New Credit Agreement also requires the Company to pay a quarterly fee equal to 4.0% of the average daily unused portion of the $690,000,000 credit facility. The New Credit Agreement contains customary representations and warranties regarding the Company and its business and operations. It also sets forth a number of events of default for, among other things, failure to pay principal or interest, breaches of representations, warranties and covenants and various events relating to the bankruptcy or insolvency of the Company or its subsidiaries. The balance of the revolving credit facilities as of December 31, 2009 was $140.9 million, and the loans had a weighted average interest rate of 10.3%. The New Credit Agreement also includes term loans of €92 million and $200 million, which accrue interest at an annual rate of 11.8% and 11.4%, respectively.

  Other Commercial Transactions with Danfoss and Its Affiliates

        In connection with the acquisition of Danfoss Fluid Power A/S and Danfoss Fluid Power Inc. (collectively, "Danfoss Fluid Power") on May 3, 2000, the Company entered into several agreements with Danfoss to purchase ongoing operational services from Danfoss. These services include rental of shared facilities, administrative support and information technology support. Fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss for 2009, 2008 and 2007 was approximately $43.8 million, $87.1 million and $72.4 million, respectively. Payments required under these agreements as of December 31, 2009, during the years ending December 31, 2010 though 2014 and 2015 and thereafter, are $9.3 million, $9.3 million, $9.2 million, $9.0 million,

$9.0 million and $23.0 million, respectively. The Company also sold products to Danfoss totaling approximately $3.2 million, $6.8 million and $8.0 million during 2009, 2008 and 2007, respectively.

        In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company also entered into a trademark and trade name agreement whereby Danfoss granted the Company a license to use the word "Danfoss" in a trademark for goods and services made and sold by the Company and in the Company's corporate name, subject to certain restrictions.

        The Company entered into an Agreement for Transfer of Business and Sale of Inventory in 2008 (the "Danfoss LLC Agreement") with Danfoss LLC, a subsidiary of Danfoss. The Danfoss LLC Agreement replaced a Distribution and Service Agreement which had been in place with Danfoss under which the Company 's products had been sold in the Commonwealth of Independent States. The Company purchased primarily customer relationships and inventory in this transaction.

  Director Nominations

        Pursuant to the Stockholders Agreement, prior to its termination on October 30, 2009, Sauer Holding had the right to identify one non-independent and one independent candidate for director, and Danfoss had the right to identify six non-independent and two independent candidates for director for recommendation to the Company Board. At the last annual meeting of stockholders of the Company held on June 11, 2009, Sven Murmann, Managing Director of Sauer Danfoss, was the non-independent nominee to the Company Board recommended by Sauer Holding. Niels B. Christiansen, President and Chief Executive Officer of Danfoss; Jørgen M. Clausen, former President and Chief Executive Officer of Danfoss; Kim Fausing, Executive Vice President and Chief Operating Officer of Danfoss; William E. Hoover, Jr., director of Danfoss; Frederik Lotz, former Executive Vice President and Chief Financial Officer of Danfoss; and Sven Ruder, President and Chief Executive Officer of the Company, former President of the Motion Controls Division of Danfoss and director of Danfoss Turbocor Compressors BV, a privately-held joint venture between Danfoss and Turbocorp BV and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV, were the non-independent nominees to the Company Board recommended by Danfoss. Johannes F. Kirchhoff was the independent nominee recommended by Sauer Holding, and F. Joseph Loughrey and Steven H. Wood were the independent nominees recommended by Danfoss. All such nominees were elected to the Company Board at the June 11, 2009 annual meeting of stockholders of the Company. Mr. Lotz resigned as director on November 9, 2009, and the Company Board approved the appointment of Per Have, Chief Financial Officer of Danfoss, to the Company Board to fill the vacancy left by Mr. Lotz's resignation.

  Related Party Transactions Policy

        The Company has a written policy pursuant to which the Company informs all of its directors and executive officers, as well as other personnel who serve in positions that give them routine knowledge of potential transactions with related persons, that they must inform specified individuals in management of transactions that meet the definitions provided in Item 404(a) of Regulation S-K ("related-person transactions"). Potential related-person transactions are reviewed by Sauer-Danfoss's Audit Committee, which has the authority to approve or deny any such transaction. At least once per quarter, the Company's Secretary inquires of the individuals designated to receive reports of potential related-person transactions and relays any previously unreported transactions to the Audit Committee.

  Interest in the Offer and the Second-Step Merger

        According to the Offer to Purchase, the interests of Danfoss and its corporate affiliates in respect of the Offer and the Second-Step Merger are different from the interests of the Company's stockholders because Danfoss has an interest in acquiring shares of Company Common Stock at the lowest possible price, whereas the Company's stockholders have an interest in selling their shares of Company Common Stock for the highest possible price. The interests of the directors, officers and other affiliates of Danfoss and its corporate affiliates in the Offer and the Second-Step Merger may be the same as or different from the interests of the Company's stockholders. For example, while in general the interests of the directors and officers of Danfoss and its affiliates in respect of the Offer will be aligned with Danfoss' interests, some of such directors and officers own shares of Company Common Stock, which they are entitled to tender in the Offer for the same price per share that is available to the public stockholders of the Company.

        In addition, while the public stockholders of the Company will cease to have any interest in the Company after they sell their shares of Company Common Stock in the Offer or after their shares of Company Common Stock are converted in the Second-Step Merger, Danfoss will benefit from any future increases in the value of the Company and bear the risks of any future decreases in the value of the Company.

  Plans for the Company

        Danfoss has disclosed the following plans for the Company in the Offer to Purchase:

  •
  Danfoss has not developed or approved any plans for the Company that are different from the Company's ongoing business initiatives, but if it completes the Second-Step Merger, it may reevaluate the corporate structure and strategic initiatives or certain elements thereof.

  •
  Danfoss currently expects to operate the Company out of its U.S. headquarters in Ames, Iowa.

  •
  Danfoss has no plans at this time with respect to initiating any consolidations or reduction in operations or employee headcount other than those that have been previously announced by the Company, but it may be required in the future to make further consolidations. Any such decisions would be made based on the business requirements of the Company and will not be conditioned on the completion of the Offer or any other transaction.

  •
  Danfoss currently does not intend to declare dividends on shares of Company Common Stock; however, regardless of whether it acquires the entire economic interest in the Company, it reserves the right to change Sauer-Danfoss's dividend policy.

  •
  Danfoss currently provides financial support to the Company because the Company has not been able to access the credit and debt capital markets on terms acceptable to management, the Company Board or its Audit Committee. Danfoss believes that following the consummation of the Offer and the Second-Step Merger, the Company could more easily obtain third party financing on acceptable terms, which would allow more efficient and effective use of Danfoss' financing resources. In addition, Danfoss may have more flexibility to restructure the Company, including providing an extended maturity of the New Credit Agreement and possibly recapitalizing the Company.

        In addition to the foregoing, Danfoss has stated in the Offer to Purchase that it expects to continue to review Sauer-Danfoss's assets, debt obligations, corporate and board structure, capitalization, operations, properties, policies, management and personnel to consider and determine what other changes, if any, would be appropriate.

  Certain Arrangements between the Company and Its Executive Officers, Directors and Affiliates

  Security Ownership, Compensation and Other Arrangements

        Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in Sauer-Danfoss's Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2009 (the "2009 Proxy Statement"), relating to its 2009 Annual Meeting of Stockholders, in the following sections: "Security Ownership of Certain Beneficial Owners and Management," "Governance of the Company," "Executive Compensation," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Summary Compensation And Grants Of Plan-Based Awards Narrative," "Potential Payments Upon Termination or Change of Control," "Director Compensation Table," and "Director Compensation Narrative." Excerpts of the 2009 Proxy Statement containing these sections are attached as Exhibit (e)(1) to this Statement and are incorporated herein by reference. In addition to the information set forth in Exhibit (e)(1), for a number of years the Company has sold products to FAUN Umwelttechnik GmbH & Co. KG, which is owned by Dr. Johannes F. Kirchhoff, a director of the Company, and members of his family. These sales are made pursuant to purchase orders entered into in the ordinary course of business. Sales in 2009, 2008 and 2007 totaled approximately $2.0 million, $1.0 million and $1.7 million, respectively. The Company also entered into a registration rights agreement with Sven Murmann, a director of the Company, and two other holders of shares of Common Stock of the Company in May 1998 whereby Dr. Murmann and such other stockholders are granted demand and piggyback registration rights.

  Indemnification and Limitation of Liability

        The Company's Amended Restated Certificate of Incorporation (the "Certificate of Incorporation") requires the Company to indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law, and to advance expenses of defending against claims arising out of an officer's or director's service as such, against an undertaking by the officer or director to repay such advances if it is ultimately determined that the person is not entitled to indemnification. The Company believes these provisions are essential to attracting and retaining qualified persons as directors and officers. In addition, the Company has entered into indemnification agreements with its directors and certain officers pursuant to which the Company generally is obligated to indemnify its directors and such officers to the maximum extent permitted by law. The Company also maintains directors and officers liability insurance.

        The Certificate of Incorporation also provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        The Certificate of Incorporation is attached as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

        Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

        The Special Committee was aware of these actual and potential conflicts of interest and considered them along with the matters described in Item 4.

        The Company and the Danfoss Group have not entered into any agreement relating to the Offer or the Second-Step Merger. The terms and conditions of the Offer and the Second-Step Merger are contained in the Offer to Purchase.

Item 4.    The Solicitation or Recommendation.

  Solicitation Recommendation

        The Special Committee, upon consultation with its financial and legal advisors, has unanimously determined that the Offer, as described in the Offer to Purchase included in the Schedule TO filed by Danfoss and Purchaser on March 10, 2010, is fair to the stockholders of the Company (other than the Danfoss Group and their affiliates). The Special Committee unanimously recommends that stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

        Pursuant to authority delegated to it on December 30, 2009, the Special Committee has unanimously determined that the Company's position on the Offer, for purposes of Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is to recommend that stockholders accept the Offer. Because of actual or potential conflicts of interest on the part of members of the Company Board other than the members of the Special Committee, the full Company Board has not acted on the Offer and the Company does not expect that it will act on the Offer. Accordingly, the Company's position on the Offer has been determined solely by the Special Committee.

  Background of the Offer

        On December 4, 2009, following a Company Board meeting in Neumünster, Germany, Niels Christiansen, the Chief Executive Officer of Danfoss, told Joseph Loughrey, the Chairman of the Special Committee, that Danfoss was considering a wide range of alternatives regarding its majority investment in the Company. Mr. Loughrey asked whether that included a going private transaction in which Danfoss would acquire the shares of Company Common Stock it did not already own and Mr. Christiansen responded that Danfoss was considering all options, including, among other things, a going private transaction or a conversion of a portion of the debt it held in the Company into equity securities. Mr. Christiansen told Mr. Loughrey that Danfoss would likely make a decision regarding its investment in the Company at a meeting of the Danfoss board of directors to be held on December 16 and 17 and would inform Mr. Loughrey of that decision. Mr. Loughrey reported his conversation to the other members of the Special Committee and K&E during a telephonic meeting of the Special Committee later that day.

        On the morning of December 21, 2009, Mr. Loughrey received a call from Mr. Christiansen in which Mr. Christiansen informed him of Danfoss' plan to disclose publicly the following day its intention to launch in the first week of January 2010 a tender offer to acquire all shares of Company Common Stock not owned by the Danfoss Group for $10.10 per share, net to the seller in cash. After speaking with Mr. Loughrey, Mr. Christiansen called Sven Ruder, the Company's Chief Executive Officer and President, to deliver the same information to him. On the afternoon of December 21, 2009, Mr. Loughrey received from Mr. Ruder a copy of a letter from Mr. Christiansen to the Company Board notifying them of Danfoss' intention to launch the tender offer and setting forth certain terms and conditions of the offer, as well as a press release regarding the offer that Danfoss intended to issue the following morning. Mr. Loughrey informed the other members of the Special Committee by email of his conversation with Mr. Christiansen earlier that day and forwarded to them the letter and press release. Mr. Christiansen's letter read as follows:

December 21, 2009 Board of Directors Sauer-Danfoss Inc. 2800 E. 13th Street Ames, Iowa 50010
Members of the Board,

Danfoss A/S ("Danfoss") is pleased to advise you that, through its wholly owned subsidiary Danfoss Acquisition Inc., it intends to commence a tender offer for all of the outstanding shares of common stock of Sauer-Danfoss Inc. ("Sauer-Danfoss") not already owned by Danfoss or its subsidiaries at an offer price of $10.10 per share, payable in cash.

This offer price represents (a) a premium of approximately 19.7% over the closing price of the common stock on the New York Stock Exchange on December 18, 2009, which was the last trading day prior to the date on which Danfoss' intention to make the Offer was announced, and (b) a premium of approximately 20.7% over the average closing price during the three months preceding December 18, 2009. In light of these considerations, we believe the price we intend to offer is fair to the shareholders of Sauer-Danfoss (other than Danfoss and its affiliates that are shareholders). Furthermore, in view of the relatively limited trading volume of the Sauer-Danfoss shares, our proposal represents a unique opportunity for the public shareholders of Sauer-Danfoss to obtain liquidity in the near term.

The transaction will provide Sauer-Danfoss with increased access to the resources of Danfoss, which we anticipate will enhance its current debt-laden balance sheet and place Sauer-Danfoss in a better position to confront its competitive challenges and improve its operational and strategic potential.

The tender offer will be conditioned upon, among other things, the tender of a majority of the minority of the shares (that is, shares that are not owned by Danfoss or its affiliates or the directors or officers of Danfoss, its affiliates, or Sauer-Danfoss) (the "majority of the minority" condition), and the ownership by Danfoss of at least 90% of the outstanding shares following consummation of the tender offer. If we own at least 90% of the outstanding shares of Sauer-Danfoss following consummation of the tender offer, we intend to consummate a subsequent "short-form" merger transaction in which shares that are not tendered in the tender offer would be converted into the right to receive cash at the same price offered in the tender offer. The aforesaid majority of the minority condition will not be waiveable in this tender offer. There will be no financing condition associated with the tender offer. Danfoss expects to finance the tender offer from its existing financing sources.

In considering our proposal, you should be aware that we are interested only in acquiring the Sauer-Danfoss shares not already owned by us and that we will not sell our stake in Sauer-Danfoss or consider any strategic transaction involving Sauer-Danfoss other than the proposal outlined here.

We intend to commence the tender offer in the first week of January 2010. We expect that the Board of Directors of Sauer-Danfoss will form a special committee of independent directors that will make a recommendation to shareholders with respect to our offer. We will encourage the special committee to retain its own legal and financial advisors to assist in its function.

We are hopeful that by proceeding with a tender offer we will be able to complete the acquisition of the public Sauer-Danfoss shares quickly and thereby enable the shareholders of Sauer-Danfoss to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

In the morning of December 22, 2009, we will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to issue this press release prior to the opening of the New York Stock Exchange on December 22, 2009.
I will personally be overseeing this proposed transaction on behalf of Danfoss. If you have any questions concerning our proposal, please feel free to contact me.
Kind regards, s/ Niels B. Christiansen CEO and President Danfoss A/S

        On December 22, 2009, the Special Committee held a telephonic meeting in which K&E participated. During the meeting the Special Committee and K&E discussed the proposed offer, certain revisions to the authorization of the Special Committee and the need to retain a financial advisor for the Special Committee. The Special Committee also approved a "stop, look and listen" press release that the Company would issue that evening confirming receipt of Mr. Christiansen's letter and advising the Company's stockholders to take no action with respect to the offer until they have been advised of the Company's position. At the Special Committee's request, K&E contacted Lazard and another investment bank, each of whom the Special Committee had interviewed and considered retaining in connection with the Special Committee's consideration of the New Credit Agreement, and asked them to submit a fee proposal to serve as financial advisor to the Special Committee in connection with the proposed offer. Later that day, after reviewing the two fee proposals and concluding there was not a material difference between them, the Special Committee decided to retain Lazard as its financial advisor based on, among other things, Lazard's reputation in general, its experience and expertise in representing special committees in similar transactions, the belief that Lazard would be a tough negotiator vis-à-vis Danfoss, Lazard's experience in the industrials sector, the fact that it has a European presence and the quality and experience of the investment bankers who would represent Lazard in the matter.

        Also on December 22, 2009, K&E exchanged various communications with a member of the Company's management and its regular outside legal counsel regarding the terms of a unanimous written consent to be executed by all the members of the Company Board that would revise the Special Committee's authority to clarify the Special Committee's authority to respond to, and otherwise act on behalf of the Company Board with respect to, the proposed offer. Specifically, the Special Committee was authorized, among other things, to evaluate the offer and any subsequent merger, determine whether to recommend or not recommend the offer to the Company's stockholders, to evaluate any alternative transaction that may arise during the course of the offer and any subsequent merger and to handle any negotiations on behalf of the Company with respect to the offer, any subsequent merger and any alternative transaction. The Special Committee was also authorized to retain, at the Company's expense, independent legal counsel and financial advisors. The consent, dated as of December 30, 2009, was subsequently executed by all of the Company's directors.

        On December 24, 2009, representatives of Reed Smith LLP, counsel to Danfoss ("Reed Smith"), called K&E to discuss the timing of the proposed offer and shareholder litigation that had already been filed in Delaware Chancery Court with respect to the offer.

        On December 29, 2009, members of management of the Company participated on a call with representatives of Lazard and K&E to discuss certain requests made by Lazard in connection with its due diligence investigation of the Company. Also on December 29, Reed Smith submitted a written request on behalf of Danfoss, pursuant to DGCL Section 220, for a list of the Company's stockholders and related information.

        On December 29, 2009, the Company, the Special Committee and Lazard executed an engagement letter and related indemnity agreement pursuant to which the Special Committee retained Lazard as its financial advisor in connection with the proposed offer.

        On December 30, 2009, the Special Committee authorized K&E to contact Potter Anderson & Corroon LLP ("Potter Anderson") to inquire about that firm's ability to serve as Delaware counsel to the Special Committee in connection with shareholder litigation and related corporate matters. On December 31, 2009, the Special Committee and Potter Anderson executed an engagement letter pursuant to which the Special Committee retained Potter Anderson as its Delaware counsel with respect to these matters.

        On January 2, 2010, representatives of Lazard and K&E had another telephone call with members of the Company's management as part of Lazard's due diligence investigation of the Company. During the week of January 4, 2010, there were a series of telephone and conference calls, a video-conference, and various email exchanges between representatives of Lazard and K&E and various members of the Company's management as part of Lazard's ongoing due diligence investigation of the Company.

        On January 5, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. During the meeting, the parties discussed certain financial scenarios that management had presented to the Company Board on December 4, 2009 ("Company Financial Scenarios") and the fact that the Company Financial Scenarios were prepared in connection with the Company Board's consideration of a restructuring of the Company's capital structure and were not financial projections of the sort that would customarily be prepared for business planning or valuation purposes. The parties discussed the importance of a set of meaningful financial projections covering at least the period from 2010 through 2012 to enable the Special Committee to properly evaluate the offer and for Lazard to properly assist the Special Committee in that evaluation. Accordingly, the Special Committee determined to instruct the Company's management to prepare, as quickly as practicable, a set of financial projections covering the period from 2010 through 2012. At the meeting, the parties also discussed other matters relating to the proposed offer, including the pending shareholder litigation, limitations on communications between the Company's management and Danfoss and the status of Lazard's ongoing due diligence investigation of the Company. Following the meeting, Mr. Loughrey called Mr. Ruder and requested that the Company's management prepare a set of financial projections covering 2010 through 2012.

        On January 6, 2010, Reed Smith informed the Company's general counsel that, in connection with the proposed offer, Danfoss intended to disclose certain non-public financial information regarding the Company that was in Danfoss' possession. The Company's general counsel informed K&E of Danfoss' intention in this regard. Later that day, K&E contacted Reed Smith to express the Special Committee's concerns regarding the disclosure of any of the Company's non-public financial information in connection with the proposed offer. In particular, the Special Committee was concerned that the disclosure of such information could be harmful to the Company from a competitive standpoint and/or could confuse stockholders, investors and the marketplace in general. K&E indicated that the Special Committee objected to the disclosure of such information, particularly to the extent the information had been obtained by Danfoss from its affiliates who are directors of the Company, and that the Special Committee needed to fully understand what information Danfoss intended to disclose and the implications of such disclosure.

        On the morning of January 8, 2010, Danfoss issued a press release informing stockholders that the commencement of its tender offer would be delayed because Danfoss was discussing certain matters with respect to the proposed offer (not related to the terms of the offer) with the Special Committee. The press release noted that Danfoss anticipated commencing the offer in the week ending January 15, 2010, and would promptly inform stockholders of any further delay.

        On the morning of January 11, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. During the meeting, the parties reviewed and discussed the non-public information regarding the Company that Danfoss intended to disclose in its tender offer materials (the "Company Confidential Information"), copies of which had been provided to the Special Committee and its advisors by Reed Smith. Following the meeting, K&E sent a letter to Reed Smith reiterating the Special Committee's position that Danfoss was not authorized to disclose any of the Company Confidential Information in its tender offer materials without the Special Committee's consent. On January 12, 2010, K&E held a telephonic meeting with members of the Company's management to discuss the Company Confidential Information. During the meeting, the members of management identified the specific portions of the Company Confidential Information, disclosure of which would, in their opinion, be harmful to the Company from a competitive standpoint and/or confusing to the Company's stockholders, investors and the marketplace in general.

        On the morning of January 13, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. At the meeting, K&E reported on its review with the Company's management of the Company Confidential Information. The parties discussed in detail the specific concerns of the Company's management with respect to the disclosure of certain parts of the information. The Special Committee also instructed K&E and Lazard to contact Danfoss' advisors to discuss possible bases on which the parties could negotiate a consensual transaction.

        On the afternoon of January 13, 2010, K&E spoke with Reed Smith by telephone regarding the disclosure of the Company Confidential Information, including the potential impact of such disclosure on the Company. During the call, K&E and Reed Smith also discussed the possibility of the parties entering into discussions that could lead to a consensual transaction. During this call, K&E informed Reed Smith that the Special Committee was working diligently to assess the Offer and indicated that Lazard would be in a better position to advise the Special Committee with respect to the terms of the Offer by the middle of the following week.

        Following the telephone call between K&E and Reed Smith, Mr. Christiansen separately discussed the disclosure of the Company Confidential Information with Mr. Loughrey. During the course of this conversation, Mr. Christiansen also indicated to Mr. Loughrey that Danfoss was willing to discuss the terms of the proposed offer with the Special Committee.

        On the morning of January 14, 2010, Reed Smith called K&E and stated that Danfoss wished to proceed down two parallel paths, one path involving further discussion between the parties in an attempt to resolve the issues relating to the disclosure of the Company Confidential Information and the second path involving negotiations between the parties and/or their respective advisors regarding the terms and structure of transaction that would be acceptable to Danfoss and that the Special Committee could recommend to the Company's stockholders. Reed Smith also explained that Ladenburg Thalmann & Co. Inc. ("Ladenburg"), Danfoss' financial advisor, had been retained by Danfoss only to undertake a premiums analysis of comparable transactions rather than to perform a full valuation analysis of the Company. Later that same morning, members of the Company's management presented updated financial projections for the Company covering the period from 2010 to 2012 (the "Management Projections") to Lazard and K&E. Later that same day the Special Committee held a telephonic meeting with K&E and Lazard during which the parties reviewed and discussed the Management Projections in detail.

        On the morning of January 15, 2010, Danfoss issued a press release stating that it was further delaying the commencement of its tender offer as it was continuing to discuss certain matters with the Special Committee and that it hoped to commence the offer as soon as practicable once these matters were resolved.

        On January 19, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. At the meeting, Lazard discussed its preliminary analysis regarding the proposed offer and the Company's valuation. The parties also discussed, among other matters, the Management Projections and the significance, in the context of the proposed offer, of the New Credit Agreement and Danfoss' role as the major creditor of the Company. Following the discussion of Lazard's preliminary analysis and the discussion of these other matters, the Special Committee determined that the offer price of $10.10 was inadequate. The Special Committee instructed Lazard to have a meeting with Ladenburg to convey the Special Committee's determination in this regard and to discuss the proposed offer price and the valuation of the Company.

        On January 21, 2010, Lazard met with Ladenburg in Lazard's New York City office. Ladenburg reiterated to Lazard that it had been retained by Danfoss only to undertake a premiums analysis of comparable transactions rather than to perform a full valuation analysis of the Company. Lazard described the valuation methodologies it employed in analyzing the proposed offer and the Company's valuation, indicated that it had relied on the Management Projections in performing its valuation analysis and discussed its understanding of the assumptions upon which the Management Projections were based. Ladenburg did not ask to see, and Lazard did not provide Ladenburg with, a copy of the Management Projections. Ladenburg did, however, indicate that Danfoss was skeptical of the Management Projections based on the Company's failure to achieve past projections. During this meeting, Lazard did not indicate a specific offer price or price range that the Special Committee would be willing to recommend to the Company's stockholders, other than to indicate that such a range would not go as low as $10.10 per share.

        On January 22, 2010, the Special Committee held a telephonic meeting with K&E and Lazard to obtain a report from Lazard regarding its meeting the prior day with Ladenburg.

        Later that same day, representatives of K&E and Reed Smith met in Reed Smith's New York City office. The parties discussed, among other things, the terms of the offer. The parties reviewed the valuation discussion Lazard and Ladenburg had the prior day and K&E reiterated that the Special Committee could not recommend an offer price of $10.10 to the Company's stockholders. Reed Smith indicated that Danfoss was amenable to engaging in negotiations with the Special Committee that might result in an offer price that the Special Committee could recommend to the Company's stockholders.

        On January 24, 2010, the Special Committee held a telephonic meeting with K&E and Lazard to obtain a report from K&E regarding its meeting the prior day with Reed Smith. After a further discussion of Lazard's preliminary valuation analysis, the Special Committee instructed Lazard to contact Ladenburg and indicate that the Special Committee would be prepared to recommend an offer price of $13.75 per share to the Company's stockholders.

        On January 25, 2010, Lazard and Ladenburg held a telephonic meeting to further discuss the Management Projections, including the assumptions underlying them. Ladenburg again indicated that it did not wish to receive a copy of the Management Projections, but did ask for an oral summary of them.

        On January 26, 2010, Lazard and Ladenburg spoke by telephone. Ladenburg reiterated that Danfoss did not wish to receive a copy of the Management Projections and it asked Lazard to indicate an offer price the Special Committee would be prepared to recommend to the Company's stockholders.

        On January 27, 2010, Lazard and Ladenburg again spoke by telephone. Lazard indicated that the Special Committee would be prepared to recommend an offer price of $13.75 per share. Lazard also again elaborated on the valuation methodologies it had used in performing its analysis and determining its valuation ranges with respect to the Company.

        Lazard and Ladenburg spoke again by telephone later that same day. During the call Ladenburg indicated that an offer price of $13.75 was higher than the range Danfoss had been considering and reiterated Danfoss' skepticism that the Company could achieve the Management Projections. Ladenburg further indicated that Danfoss would need additional time to respond to the Special Committee's proposal of a $13.75 offer price.

        On January 28, 2010, Lazard and Ladenburg had another telephone conversation. Ladenburg reiterated that Danfoss did not wish to receive a copy of the Management Projections at that time. During the call Ladenburg indicated Danfoss would be willing to increase the offer price to $11.80 if the Special Committee would agree to recommend the offer price to the Company's stockholders. Later that day K&E received a telephone call from Reed Smith during which Reed Smith reiterated Danfoss' proposed offer price of $11.80.

        On January 30, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. After a further discussion of Lazard's preliminary valuation analysis of the Company, the Management Projections and Danfoss' concerns regarding the Management Projections, the Special Committee instructed Lazard to contact Ladenburg and indicate the Special Committee would be prepared to recommend an offer price of $13.25 per share to the Company's stockholders. Lazard called Ladenburg on January 31, 2010 to inform them of the Special Committee's position.

        On February 2, 2010, Reed Smith called K&E and indicated that there was still a gap between the price Danfoss was willing to offer and the price the Special Committee would be willing to recommend to the Company's stockholders. Reed Smith reiterated Danfoss' concerns regarding the Company's ability to achieve the Management Projections and indicated that Danfoss thought a further discussion between Ladenburg and Lazard might be helpful in seeking to find a mutually agreeable offer price.

        On February 3, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. Following a discussion of the recent conversations between the parties' advisors, the Special Committee instructed Lazard to have a further conversation with Ladenburg in an attempt to reach agreement upon an offer price.

        Immediately following the conclusion of the Special Committee's telephonic meeting on February 3, 2010, Lazard received an email from Ladenburg requesting a copy of the Management Projections. Following an exchange of emails among the Special Committee, its advisors and the Company's senior management, a member of the Company's senior management emailed the Management Projections to a member of Danfoss' senior management.

        On February 5, 2010, Lazard and Ladenburg spoke by telephone to discuss the Management Projections. During this conversation Ladenburg indicated that Danfoss was skeptical of the Management Projections and viewed the projected increases in total sales and profit margins, the reduction in capital expenditures and the improvements in working capital as overly optimistic. Following this discussion, Ladenburg asked Lazard whether a price somewhere between $12.00 per share and $13.00 per share would be acceptable to the Special Committee.

        On the morning of February 7, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. Lazard reported on its recent conversation with Ladenburg. After discussing the concerns expressed by Ladenburg regarding the Management Projections and Lazard's valuation ranges, the Special Committee instructed Lazard to inform Ladenburg that the Special Committee was prepared to consider an offer price that was somewhere between $12.00 and $13.00 but that this did not imply the Special Committee was willing to split the difference and agree to an offer price of $12.50.

        On February 8, 2010, Lazard and Ladenburg spoke by telephone. During the course of the discussion, Ladenburg indicated that Danfoss was willing to increase its offer price to $12.75 if the Special Committee would recommend that price to the Company's stockholders. Ladenburg informed Lazard that if the Special Committee was not able to recommend the $12.75 per share offer price to the Company's stockholders, Danfoss would consider its options, including proceeding with the tender offer without the Special Committee's recommendation or withdrawing the offer.

        On the morning of February 9, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. Lazard reported on its most recent conversation with Ladenburg and Lazard indicated that while it could not say definitively without consulting its fairness opinion committee, it was likely that, if asked, it could deliver an opinion that an offer price of $12.75 per share would be fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group). The Special Committee instructed Lazard to notify Ladenburg that the Special Committee was prepared to recommend a $12.75 per share offer price. The Special Committee instructed K&E to convey the same information to Reed Smith and to discuss with Reed Smith the other terms and conditions of the proposed offer.

        Later in the morning of February 9, 2010, Lazard called Ladenburg and informed it that the Special Committee was prepared to recommend an offer price of $12.75 to the Company's stockholders. K&E thereafter called Reed Smith to deliver the same message and to discuss the other terms and conditions of the offer, including the Majority of the Minority Condition and the 90% Condition. On the evening of February 9, 2010, Reed Smith sent a draft offer to purchase to K&E for its review on behalf of the Special Committee.

        On February 10, 2010, K&E and Reed Smith spoke twice by telephone to discuss the 90% Condition and related legal issues. K&E indicated the Special Committee's preference that the 90% Condition be eliminated from the offer. The parties further discussed certain Delaware law issues related to the 90% Condition.

        Early in the morning on February 11, 2010, K&E and Reed Smith spoke by telephone and K&E indicated that, based on its review of Danfoss' draft offer to purchase, in the event that the Majority of the Minority Condition was satisfied but the 90% Condition was not and Danfoss elected to waive the 90% Condition and close the offer, Danfoss was not obligated to thereafter execute a merger in which the Company's remaining stockholders who had not tendered their shares of Company Common Stock in the offer would receive the same consideration. K&E indicated this outcome would not be acceptable to the Special Committee and the Special Committee would insist Danfoss agree that, in such event, it would execute such a merger.

        K&E and Reed Smith had a second telephone call later that morning in which Reed Smith indicated that in the event that the Majority of the Minority Condition was satisfied but the 90% Condition was not and Danfoss elected to waive the 90% Condition and close the offer, Danfoss would agree to execute either a short form merger (if it acquired additional shares of Company Common Stock after the expiration of the offer as a result of which it owned more than 90% of the shares of Company Common Stock) or a long form merger pursuant to a merger agreement with the Company containing terms and conditions reasonably acceptable to both Danfoss and the Special Committee, which merger would, in either case provide that the Company's remaining stockholders who had not tendered their shares of Company Common Stock in the offer would receive the same consideration as in the offer. K&E indicated this would be acceptable to the Special Committee.

        In the afternoon of February 11, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. During the meeting, Lazard again indicated that while it could not say definitively without consulting its fairness opinion committee, it was likely that, if asked, it could deliver an opinion that an offer price of $12.75 per share would be fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group) and K&E reported on its discussions with Reed Smith. The parties agreed that it would be appropriate for Lazard to wait to deliver to the Special Committee its final valuation analysis regarding the Company and its fairness opinion until after Danfoss had formally launched its offer.

        On the evening of February 16, 2010, K&E received a call from the Company's regular outside counsel who told K&E that he had just been informed by a member of the Company's management that an updated, preliminary set of projections for 2010 had been prepared by the Company's controller with input from its sales and marketing staff (the "Updated Preliminary 2010 Projections"). The Company's regular outside counsel indicated to K&E that the Updated Preliminary 2010 Projections reflected the Company's financial performance during January 2010 and forecast higher sales, and substantially higher EBIT (earnings before interest and taxes) and EBITDA (earnings before interest, taxes, depreciation and amortization) for 2010, than were forecast in the Management Projections. K&E informed the Special Committee, Lazard and Reed Smith of this information later that evening, and Lazard and K&E arranged to speak with members of the Company's management, including Mr. Ruder, the following morning.

        Early on the morning of February 17, 2010, Mr. Ruder sent an email to the Special Committee, K&E and Lazard in which he indicated that (i) the Company's management regularly prepares updated forecasts throughout each year, (ii) the Updated Preliminary 2010 Projections reflected the Company's January financial performance and (iii) the Company's senior management had not had an opportunity to review the Updated Preliminary 2010 Projections and thus had no opinion as to their accuracy, but that they expected to review them the following week. Later that morning K&E and Lazard held a telephonic meeting with Mr. Ruder and other members of the Company's management to discuss the Updated Preliminary 2010 Projections. During the meeting Mr. Ruder reiterated the points made in his email of earlier that morning and emphasized that the Company's senior management had not studied the Updated Preliminary 2010 Projections, had not approved them and they did not represent senior management's view.

        Later in the day on February 17, 2010, K&E and Reed Smith had a telephone call in which they discussed the Updated Preliminary 2010 Projections, the view of the Company's senior management with respect to them and their possible impact on Lazard's analysis of the $12.75 per share proposed offer price and the Special Committee's willingness to recommend the offer price to the Company's stockholders. In a subsequent call later that day with K&E, Reed Smith indicated that Danfoss would postpone the launch of its tender offer to provide the Company's senior management time to review and determine its position with respect to the Updated Preliminary 2010 Projections and to permit the Special Committee and Lazard time to determine the impact of the projections on their analysis and recommendation, respectively, in light of senior management's view. During this second call Reed Smith requested that the Special Committee seek to expedite the review by the Company's senior management of the Updated Preliminary 2010 Projections. That evening Mr. Loughrey sent an email to Mr. Ruder asking that the Company's senior management determine, as promptly as practicable, whether they would approve and adopt the Updated Preliminary 2010 Projections, revise them or reject them entirely.

        In an email to Mr. Loughrey very early in the morning of February 18, 2010, Mr. Ruder informed Mr. Loughrey that the Company's senior management would inform the Special Committee of their view regarding the Updated Preliminary 2010 Projections the following Wednesday, February 24, 2010. In the late afternoon of February 18, 2010, the Special Committee held a telephonic meeting with K&E and Lazard to discuss the impact of the Updated Preliminary 2010 Projections on Danfoss' proposed offer, Lazard's analysis of the $12.75 per share proposed offer price and the Special Committee's willingness to recommend the offer price to the Company's stockholders.

        On the morning of February 24, 2010, the Company's senior management sent to the Special Committee, Lazard and K&E revised Updated Preliminary 2010 Projections that had been approved by senior management (the "Updated Revised 2010 Projections"). Although the Updated Revised 2010 Projections forecast higher total sales, EBIT and EBITDA than had been forecast by the Management Projections, these figures were less than the amounts forecast in the Updated Preliminary 2010 Projections. Later in the day on February 24, 2010, the Special Committee held a telephonic meeting with K&E and Lazard to discuss the impact of the Updated Revised 2010 Projections on Danfoss' proposed offer, Lazard's analysis of the $12.75 per share proposed offer price and the Special Committee's willingness to recommend the offer price to the Company's stockholders. The Special Committee requested that Lazard speak with the Company's senior management to better understand the reasons for the changes from the Management Projections to the Updated Revised 2010 Projections. That evening K&E called Reed Smith to inform them of the Updated Revised 2010 Projections, that Lazard needed to undertake additional due diligence to better understand the

Updated Revised 2010 Projections and that a call had been arranged with the Company's senior management for the following morning.

        On the morning of February 25, 2010, Lazard, K&E and members of the Company's senior management, including Mr. Ruder, held a telephonic meeting to discuss the Updated Revised 2010 Projections in order for Lazard to better understand the reasons for the increases in total sales, EBIT and EBITDA from the Management Projections. On the afternoon of February 25, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. Lazard and K&E summarized for the Special Committee their discussion earlier in the day with the Company's senior management regarding the Updated Revised 2010 Projections. Lazard indicated that, in light of the Updated Revised 2010 Projections, it did not know if it would be able to, if asked, deliver an opinion to the Special Committee that an offer price of $12.75 per share is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group). Lazard also indicated that, in light of the changes in the forecasts for 2010 from the Management Projections to the Updated Revised 2010 Projections and the increased 2010 forecasts relative to the forecasts for 2011 and 2012 contained in the Management Projections, senior management of the Company should be instructed to review and reconsider the forecasts for 2011 and 2012 contained in the Management Projections. The Special Committee agreed with Lazard's view and later that evening, Mr. Loughrey called Mr. Ruder and instructed him to undertake this review. Mr. Ruder indicated to Mr. Loughrey that senior management should be able to complete this review by the following Monday, March 1, 2010. Later that same evening, K&E called Reed Smith to inform them of the Special Committee's decision to instruct the Company's senior management to review and reconsider the 2011 and 2012 forecasts contained in the Management Projections in light of the Updated Revised 2010 Projections.

        On the morning of March 1, 2010, the Company's senior management sent to the Special Committee, Lazard and K&E updated management projections for the years 2010 through 2012 that had been approved by senior management (the "Updated Management Projections"). The Updated Management Projections (i) confirmed the increases in total sales, EBIT and EBITDA contained in the Updated Revised 2010 Projections, (ii) forecast increased total sales, EBIT and EBITDA for 2011 compared to the forecasts for 2011 contained in the Management Projections and (iii) forecast total sales, EBIT and EBITDA from 2012 that were substantially the same as the forecasts for 2012 contained in the Management Projections.

        On March 2, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. Lazard discussed the impact of the Updated Management Projections on its analysis of the proposed offer price of $12.75 per share and the Company's valuation. Lazard indicated that, in light of the Updated Management Projections, it did not know if it would be able to, if asked, deliver an opinion to the Special Committee that an offer price of $12.75 per share is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group). The Special Committee instructed Lazard to call Ladenburg, discuss the Updated Management Projections with them and explain the impact of the Updated Management Projections on its analysis. Later that day Lazard forwarded the Updated Management Projections to Ladenburg.

        On March 3, 2010, Lazard and Ladenburg spoke by telephone to discuss the Updated Management Projections and their impact on Lazard's analysis of the proposed offer price of $12.75 per share and its valuation analysis of the Company. Lazard indicated that, in light of the Updated Management Projections, it did not know if it would be able to, if asked, deliver an opinion to the Special Committee that an offer price of $12.75 per share is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group). In light of these developments, Ladenburg indicated that Danfoss was considering either going forward with an offer price of $12.75 per share or declining to go forward with the transaction. The parties discussed what position the Special Committee would take if Danfoss went forward with its tender offer at a price of $12.75 per share.

        On the morning of March 4, 2010, Reed Smith called K&E to discuss the transaction. Reed Smith stated that Danfoss did not know what offer price the Special Committee would be willing to recommend to the Company's stockholders and with respect to which Lazard could deliver an opinion to the Special Committee that such price is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group). Reed Smith indicated that unless the Special Committee was in a position to recommend an offer price "near $12.75," Danfoss was likely going to terminate the transaction. Danfoss further indicated it was very unlikely it would be willing to go forward with its tender offer at an offer price of $12.75 per share if the Special Committee would not recommend that the Company's stockholders accept the offer. Later in the day on March 4, 2010, Lazard held a telephonic meeting with Ladenburg in which Lazard outlined four different possible offer prices ranging from $13.00 per share to $13.75 per share and indicated to Ladenburg that it was unlikely that the Special Committee would be able to support an offer price of $13.00 per share but that it could easily support an offer price of $13.75 per share. Lazard also indicated to Ladenburg that if Danfoss were to go forward with a tender offer at a price of less than $12.75 per share the Special Committee would likely recommend that the Company's stockholders not tender their in the offer.

        Later in the afternoon on March 4, 2010, Ladenburg called Lazard and stated that, if the Special Committee was willing to recommend an offer price of $13.25 to the Company's stockholders and Lazard was prepared to deliver to the Special Committee an opinion that the offer price is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group), Danfoss would proceed with an offer at that price.

        On the morning of March 5, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. Lazard reported on its conversations the prior day with Ladenburg and, most importantly, that if the Special Committee was willing to recommend an offer price of $13.25 per share to the Company's stockholders and Lazard was prepared to deliver to the Special Committee an opinion that the offer price is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group), Danfoss would proceed with an offer at that price. Lazard indicated that while it could not say definitively without consulting its fairness opinion committee, it was likely that, if asked, it could deliver an opinion that an offer price of $13.25 per share is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group). Lazard indicated it would seek the approval of its fairness opinion committee the following Monday, March 8, 2010, to deliver such an opinion. Later in the day on March 5, 2010, K&E called Reed Smith to inform them of the status of the Special Committee's and Lazard's consideration of an offer price of $13.25 per share and that both the Special Committee and Lazard would likely make a formal determination regarding the offer early the following week. Reed Smith called K&E back and told them Danfoss would like to be able to state in its tender offer materials that the Special Committee has determined to recommend that the Company's stockholders accept the offer and tender their shares in the offer. Reed Smith indicated that Danfoss was willing to commit in writing to the Special Committee that it would commence the offer at an offer price of $13.25 per share and on the other material terms and conditions set forth in draft tender offer materials provided by Reed Smith to K&E on March 5, 2010 if the Special Committee confirmed that it would recommend the offer price to the Company's stockholders and Lazard would be prepared to deliver to the Special Committee an opinion that the offer price is fair, from a financial point of view, to the Company's stockholders (other than the Danfoss Group).

        On March 8, 2010, the Special Committee held a telephonic meeting with K&E and Lazard. Lazard reported that its fairness opinion committee had approved the delivery to the Special Committee of an opinion that, as of that date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations described in the opinion, the proposed offer price of $13.25 per share is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than the Danfoss Group). Lazard then presented an updated analysis of the proposed offer price of $13.25 per share and the valuation of the Company. Lazard thereafter delivered its oral opinion regarding the fairness of the transaction and indicated it would confirm that opinion in writing after Danfoss formally commenced its tender offer, subject to there being no material developments that could impact Lazard's opinion. Lazard's opinion is described below in the Section "Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor" and the full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Lazard, is attached hereto as Annex C and filed herewith as Exhibit (a)(3) and is incorporated herein by reference. The Special Committee thereafter resolved to recommend that the Company's stockholders accept the offer and tender their shares to Danfoss pursuant to the offer.

        Later that evening, Danfoss executed and delivered to K&E, on behalf of the Special Committee the following letter (the "Tender Offer Terms Letter").

  March 8, 2010
  Special Committee of the Board of Directors
  Sauer-Danfoss, Inc.
  2800 East 13th Street
  Ames, Iowa 50010-8600

  Gentlemen:

          Following discussions between and among our respective advisors regarding the offer price and other terms and conditions of a tender offer by Danfoss A/S ("Danfoss") and/or its affiliates (collectively the "Danfoss Group") for all of the issued and outstanding shares of common stock, par value $0.01 per share, of Sauer-Danfoss, Inc. (the "Company") not already owned by the Danfoss Group (the "Shares"), Danfoss proposes to commence an offer for the Shares at a price of $13.25 per Share net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), and on the other terms and conditions specified in the draft Offer to Purchase sent to Kirkland & Ellis LLP, counsel to the Special Committee of the Board of Directors of the Company (the "Special Committee") on March 5, 2010, a copy of which is attached hereto as Exhibit A (the "Draft Offer to Purchase"), including, without limitation (i) the conditions of the offer set forth in "The Offer—Section 12—Conditions of the Offer" (the "Conditions") and (ii) the commitment to execute a merger as described in "Special Factors—Section 6—Effects of the Offer" (the "Merger Commitment") (the "Offer").

          You have advised us, that based on the assumption that the Offer shall be made at the Offer Price and on the other material terms and conditions (including without limitation, the Conditions and the Merger Commitment) set forth in the Draft Offer to Purchase, the Special Committee has determined to recommend to the holders of the Shares (other than the Danfoss Group) that such holders accept the Offer and tender their Shares to Purchaser (as defined in the Draft Offer to Purchase) pursuant to the Offer. Based on the foregoing, the undersigned hereby confirms, on behalf of Danfoss and Purchaser, that Danfoss will commence the Offer as soon as practicable.

  Sincerely,
  Anders Stahlschmidt
  Vice President/General Counsel

        On the morning of March 9, 2010, Danfoss issued a press release disclosing its intention to commence the offer on the following day. Danfoss' press release stated, among other things, the material terms and conditions of the offer and that Danfoss has been informed that the Special Committee, based on written assurances from Danfoss that the offer would be made at the price, and on the other terms and conditions set forth in the tender offer materials, a copy of which had been provided to and reviewed by representatives of the Special Committee, to recommend to the Company's stockholders (other than the Danfoss Group) that they accept the offer and tender their shares to Danfoss pursuant to the offer. Later in the morning on March 9, 2010, the Special Committee, on behalf of the Company, issued a press release in which it acknowledged Danfoss' press release and confirmed the statements in the Danfoss press release regarding the Special Committee's determination to recommend to the Company's stockholders that they accept the offer and tender their shares to Danfoss pursuant to the offer. In its press release, the Special Committee also advised the Company's stockholders not to take any action with respect to the offer until the Special Committee has formally responded to it. This Statement constitutes the Special Committee's formal response.

        On March 10, 2010, Purchaser formally commenced the Offer.

  Reasons for the Recommendation of the Special Committee

        In evaluating the Offer and recommending that the Company's stockholders accept the Offer and tender their shares of Company Common Stock in the Offer, the Special Committee considered numerous factors in consultation with its outside legal counsel and financial advisor, including the following material factors, each of which the Special Committee believes supported its determinations:

  •
  Market Price and Premium.  The Special Committee considered the recent and historical price and the low volume of trading activity of Company Common Stock. In particular, the Special Committee considered that the Offer Price of $13.25 per share is greater than the 52 week high closing price (prior to the announcement of the Offer Price) of Company Common Stock of $12.50 on March 5, 2010, which occurred following Danfoss' announcement that it intended to make an offer. Prior to that announcement, the 52 week high closing price was $9.90 per share. In addition, the Special Committee considered the fact that the Offer Price of $13.25 per share represents:

  —
  a premium of 57% over the closing price of Company Common Stock on December 18, 2009, the last trading day prior to the date on which Danfoss notified the Company Board of its intention to make an offer;

  —
  48% over the 30 trading day mean closing price of Company Common Stock prior to the date on which Danfoss notified the Company Board of its intention to make an offer; and

  —
  86% over the 120 trading day mean closing price of Company Common Stock prior to the date on which Danfoss notified the Company Board of its intention to make an offer.

  •
  Lazard Opinion and Analysis.  The Special Committee took into account the discussion materials of Lazard and the opinion of Lazard dated March 10, 2010 to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations described in the opinion, the Offer Price was fair, from a financial point of view, to the holders of shares of Company Common Stock (other than the Danfoss Group). The financial analysis and opinion of Lazard are described below in the section titled "Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor" and the full text of the opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Lazard, is attached hereto as Annex C and filed herewith as Exhibit (a)(3) and is incorporated herein by reference

  •
  Financial Condition and Prospects of the Company.  The Special Committee considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company's financial prospects if it were to remain as a public company and a majority-owned subsidiary of Danfoss. In particular, the Special Committee considered the fact that throughout 2008 and 2009 the severe disruption in the global economy and financial markets worldwide adversely affected Sauer-Danfoss's business, financial condition and results of operations. The Company experienced a significant decline in the demand for its products during this period, and, although the Company's business showed signs of improvement in late 2009 and to date in 2010, it is unable to predict when, if ever, its business will return to levels experienced before the economic downturn. The economies in the U.S., Europe and Asia-Pacific continue to suffer from effects of the global recession and credit crisis, continued weakness in the housing and residential construction markets, weakness in the commercial and public-sector construction markets, continued high unemployment, uncertainty surrounding the effects of government fiscal stimulus plans in the United States and elsewhere, interest rates and crude oil prices. The Special Committee discussed the benefit to the Company's stockholders of an acquisition of their shares of Company Common Stock at a significant premium to the market price and the benefit to the stockholders of no longer being subject to the risks and uncertainties referred to above. The Special Committee also considered the fact that the Offer Price, which will be paid in cash, provides certainty of value to the Company's stockholders.

  •
  Special Committee Formation and Arm's-Length Negotiations.  The Special Committee also considered the fact that the Offer and the other transactions contemplated by the Offer to Purchase were the product of arm's-length negotiations between Danfoss and the Special Committee, and the Offer Price represents an increase by approximately 31.2% over the initial proposed offer price of $10.10 per share. The Special Committee is comprised solely of independent outside directors of the Company and none of the members of the Special Committee is employed by or affiliated with the Company (except in their capacities as directors of the Company) or the Danfoss Group. The Special Committee also consulted its own independent legal and financial advisors in connection with its evaluation of the Offer and its negotiations with Danfoss. Based on its negotiations with Danfoss, the Special Committee believed the Offer Price represented the highest price that Danfoss would be willing to pay in acquiring the shares of Company Common Stock at this time. The Special Committee also considered Danfoss' public statements that it would not consider selling its majority shareholding in the Company.

  •
  Majority of the Minority Condition.  The Special Committee also considered that the Majority of the Minority Condition has the effect of requiring that the Offer not be consummated unless the number of shares of Company Common Stock validly tendered in the Offer and not withdrawn represents a majority of the outstanding shares of Company Common Stock that are not held by Danfoss, its affiliates, or their respective directors or officers, or by the directors and officers of the Company. The Special Committee also considered the fact that the Offer does not give Danfoss or Purchaser the ability to waive the Majority of the Minority Condition.

  •
  Timing of Completion.  The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Offer to Purchase, including the structure of the transactions as a tender offer for all of the shares of Company Common Stock not owned by the Danfoss Group followed by the Second-Step Merger in which shares of Company Common Stock not tendered in the Offer would receive the same consideration received in the Offer. The Special Committee considered that the tender offer could allow stockholders to receive the transaction consideration promptly. The Special Committee also considered the likelihood of a short-form merger given the fact that the Danfoss Group already owns approximately 75.7% of the outstanding shares of Company Common Stock, and the non-waivable Majority of the Minority Condition means that if the Offer is consummated Danfoss would own at least 87.8% of the outstanding shares of Company Common Stock.

  •
  Limited Conditions to Consummation.  The Special Committee considered that Danfoss has committed in the Offer to consummate the Offer and the Second-Step Merger subject only to a limited number of conditions (as set forth in the Offer to Purchase in the section titled "The Offer—Section 12—Conditions of the Offer"), with no financing condition or due diligence condition. Moreover, Danfoss and Purchaser have the financial resources to consummate the Offer and the Second-Step Merger expeditiously.

  •
  Transaction Structure.  The Special Committee also evaluated the benefits of the transaction being structured as a cash tender offer for all of the outstanding shares of Company Common Stock not held by the Danfoss Group, followed by the Second-Step Merger. The Special Committee considered that the cash tender offer would give the Company's public stockholders the opportunity to voluntarily obtain cash for all their shares of Company Common Stock at the earliest possible time, without incurring transaction costs typically associated with market sales, and that the stockholders who did not tender their shares of Company Common Stock in the Offer will receive the same consideration for their shares of Company Common Stock in the Second-Step Merger. The Special Committee also considered the fact that if the Majority of the Minority Condition and all other conditions to the Offer are satisfied except the 90% Condition and Danfoss were to elect to waive the 90% Condition and consummate the Offer, it would intend as soon as practicable thereafter to enter into a merger agreement with the Company providing for a merger with the Company in which the public stockholders would receive the same price per share of Company Common Stock as the Offer Price received in the Offer, provided that (i) Danfoss and its affiliates have not otherwise acquired at least 90% of the outstanding shares of Company Common Stock (in which case Danfoss would consummate a short-form merger) and (ii) the Company agrees to enter into such a merger agreement with Danfoss containing terms and conditions reasonably acceptable to both parties.

  •
  Strategic Alternatives.  The Special Committee considered the fact that the Danfoss Group currently owns approximately 75.7% of the outstanding shares of Company Common Stock, and that there are no contractual restrictions on additional purchases by the Danfoss Group. The Special Committee considered the express unwillingness of the Danfoss Group to consider the sale of its interest in the Company, and recognized that any alternative transaction was impossible without the consent of Danfoss and its affiliates. Accordingly, the Special Committee concluded that an acquisition of the Company by a third party was not a feasible alternative.

  •
  Liquidity for Stockholders.  The Special Committee also considered the historically low volume of trading of shares of Company Common Stock, the limited liquidity in the shares as a result thereof and the opportunity that the Offer and the Second-Step Merger provide the stockholders to liquidate their holdings in the Company.

  •
  Possible Decline in Market Price of Company Common Stock if Offer Were Not Completed.  The Special Committee also considered the possibility that if a transaction with Danfoss were not completed and the Company remained as a NYSE-listed corporation with public stockholders, it is possible that because of a decline in the market price of Company Common Stock or the stock market in general, the price that might be received by the holders of Company Common Stock in the open market or in a future transaction might be less than the per share price to be received by stockholders in connection with the Offer and the Second-Step Merger.

  •
  Availability of Dissenters' Rights.  The Special Committee also considered the fact that dissenters' rights of appraisal would be available under Delaware law in connection with the Second-Step

    Merger to the stockholders who did not tender their shares of Company Common Stock in the Offer.

  •
  Costs of Remaining Public.  The Special Committee also considered that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to stockholders and retaining disinterested directors, and the time and attention required of management, whose energies might be better spent on other matters.

        The Special Committee also considered potential risks or negative factors relating to the Offer, including the following:

  •
  Future Prospects of the Company.  The Special Committee recognized that, while the consummation of the Offer and the Second-Step Merger will result in all stockholders (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenters' rights have been perfected) being entitled to receive $13.25 in cash for each share of Company Common Stock, it will eliminate the opportunity for current stockholders (other than the Danfoss Group) to participate in the benefit of future increases, if any, in the value of the Company. However, because of the risks and uncertainties associated with Sauer-Danfoss's future prospects, the Special Committee concluded that this detriment was not quantifiable, and is outweighed by the benefit to stockholders of an acquisition at a significant premium to the market price without being subject to risks or uncertainties.

  •
  Certain Past Transactions.  The Special Committee considered the fact that Danfoss has purchased substantial numbers of shares of Company Common Stock at prices higher than the Offer Price in two past transactions—the 2008 Share Purchase Transaction and the 2009 Share Purchase Transaction. However, the Special Committee concluded that the purchase price in these two past transactions is substantially irrelevant to the evaluation of the Offer Price because the facts and circumstances of these two transactions are distinguishable from those of the Offer. The 2008 Share Purchase Transaction was completed prior to the substantial decline in Sauer-Danfoss's financial condition and prospects, and the purchase price paid by Danfoss included a significant premium paid to Sauer Holding in exchange for gaining sole control of the Company and other favorable contractual rights pertaining to the Company. The 2009 Share Purchase Transaction was executed in exchange for the cancellation of Sauer Holding's put right under the Stockholders Agreement, which had entitled Sauer Holdings to sell the subject shares of Company Common Stock in the future at a price ranging between $29.67 and $49.45 per share.

  •
  Lack of Merger Agreement.  The Special Committee considered the fact that the lack of a merger agreement could prevent the Company from bringing suit against Danfoss for breach of contract if (i) Danfoss failed to pursue the Offer on the terms and conditions set forth in the Offer to Purchase, (ii) assuming the conditions to the Offer are satisfied or (other than the Majority of the Minority Condition) waived, Danfoss failed to consummate the Offer upon the terms and conditions set forth in the Offer to Purchase, (iii) Danfoss failed to execute the Second-Step Merger on the terms and conditions set forth in the Offer to Purchase or (iv) Danfoss amended any of the terms or conditions of the Offer or the Second-Step Merger set forth in the Offer to Purchase in a manner adverse to the holders of shares of Company Common Stock (other than the Danfoss Group). However, the Special Committee concluded that this risk is mitigated by the fact that (a) the stockholders of the Company would likely have claims against Danfoss in the event any of the foregoing actions were to occur (or fail to occur, as the case may be), (b) the Special Committee may change its recommendation of the Offer if Danfoss were to take (or fail to take, as the case may be) any of the foregoing actions and the Company would, in such event, likely have other claims against Danfoss. The Special Committee also considered the fact that, during the negotiations between the advisors to the Special Committee and the advisors to Danfoss, Danfoss indicated that its willingness to increase the Offer Price to $13.25 was contingent upon Danfoss' ability to move forward with the Offer expeditiously, which would have made the drafting and negotiation of a merger agreement difficult, if not impossible, and the fact that the Offer would allow stockholders to receive the Offer Price sooner than if the parties had pursued the drafting and negotiation of a merger agreement. In addition, the Special Committee considered the terms of the Tender Offer Terms Letter from Danfoss to the Special Committee.

  •
  Offer Price and Merger Consideration Taxable.  The Special Committee considered the fact that the cash consideration to be received by the Company's stockholders in the Offer and the Second-Step Merger would be taxable to the stockholders. The Special Committee believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

  •
  Potential Conflicts of Interest.  The Special Committee also considered the interests of certain executive officers and directors of the Company in the Offer and the Second-Step Merger. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements".

        The Special Committee did not consider the liquidation of Sauer-Danfoss's assets and did not consider liquidation to be a viable course of action based on Danfoss's ownership of approximately 75.7% of the shares of Company Common Stock and its expressed desire for the Company to continue to conduct its business as a subsidiary of Danfoss. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer.

        The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously approved the terms of the Offer and recommended that stockholders of the Company tender their shares of Company Common Stock in the Offer.

  Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor

        The Special Committee retained Lazard to act as financial advisor to the Special Committee and to render an opinion to the Special Committee as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenters' rights have been perfected) of the $13.25 per share to be paid to such holders in the Offer and the Second-Step Merger. On March 8, 2010, Lazard rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Offer Price to be paid to the holders of shares of Company Common Stock (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenters' rights have been perfected) in the Offer and the Second-Step Merger was fair, from a financial point of view, to such holders.

        The full text of Lazard's written opinion, dated March 10, 2010, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached hereto as Annex C and filed herewith as Exhibit (a)(3) and is incorporated into this Statement by reference. The description of Lazard's opinion set forth in this Statement is qualified in its entirety by reference to the full text of Lazard's written opinion attached hereto as Annex C and filed herewith as Exhibit (a)(3). We encourage you to read Lazard's opinion and this section carefully and in their entirety.

        Lazard's opinion was directed to the Special Committee for the information and assistance of the Special Committee in connection with its evaluation of the Offer and the Second-Step Merger and only addressed the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenters' rights have been perfected) of the Offer Price to be paid to such holders in the Offer and the Second-Step Merger as of the date of Lazard's opinion. Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor was Lazard requested to consider, and Lazard's opinion did not address, the relative merits of the Offer and the Second-Step Merger as compared to any other transaction or business strategy in which the Company may engage or the merits of the underlying decision by the Special Committee to engage in the Offer and the Second-Step Merger. Lazard's opinion was not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should tender, vote or act with respect to the Offer and the Second-Step Merger or any matter relating thereto. Lazard's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard's opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Lazard did not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Offer or the Second-Step Merger.

        In connection with its opinion, Lazard has:

            (i)  Reviewed the draft Offer to Purchase provided to the Special Committee on March 5, 2010 (the "Draft Offer to Purchase");

           (ii)  Analyzed certain publicly available historical business and financial information relating to the Company;

          (iii)  Reviewed various financial forecasts and other data provided to Lazard by the Company relating to its business (the "Financial Forecasts");

          (iv)  Held discussions with the Special Committee and members of the senior management of the Company with respect to the business and prospects of the Company, including the discussions that Lazard had with the Special Committee and members of senior management about the risks and uncertainties in achieving such Financial Forecasts;

           (v)  Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

          (vi)  Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

         (vii)  Reviewed historical stock prices and trading volumes of the shares of Company Common Stock; and

        (viii)  Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

        Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with such valuation or appraisal. With respect to the Financial Forecasts that Lazard reviewed, Lazard assumed, with the consent of the Special Committee, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to such Financial Forecasts, or the assumptions on which they were based.

        In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that following the consummation of the Offer, the Second-Step Merger would be consummated such that any remaining issued and outstanding shares of Company Common Stock (other than shares of Company Common Stock owned by the Danfoss Group and, if applicable, as to which dissenters' rights have been perfected) will be canceled and converted into the right to receive the Offer Price. Lazard also assumed, with the consent of the Special Committee, that obtaining the necessary regulatory or third party approvals and consents for the Offer and the Second-Step Merger would not have an adverse effect on the Company. Lazard further assumed, with the consent of the Special Committee, that the final Offer to Purchase would not vary from the Draft Offer to Purchase reviewed by Lazard in any manner that is material to its opinion, and the Offer and the Second-Step Merger would be effected in accordance with the terms set forth in the Draft Offer to Purchase, without any waiver or modification of any material terms or conditions. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer or the Second-Step Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Special Committee and the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the Offer or the Second-Step Merger (other than the Offer Price to the extent expressly specified in Lazard's opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer or the Second-Step Merger, or class of such persons, relative to the Offer Price or otherwise.

        The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard's analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion.

        In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

        For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard's analyses and reviews as a comparison is identical to the Company or the Offer and the Second-Step Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard's analyses and reviews. The estimates contained in Lazard's analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard's analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold.

Accordingly, the estimates used in, and the results derived from, Lazard's analyses and reviews are inherently subject to substantial uncertainty.

        The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard's analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard's analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard's analyses and reviews.

        Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 5, 2010 and is not necessarily indicative of current market conditions.

  Valuation Analyses

        Discounted Cash Flow Analysis.    Using the Financial Forecasts provided by the Company's management, Lazard performed an analysis of the net present value of projected operating free cash flow for 2010 to 2012 and the net present value of the terminal value calculated in 2012. The terminal value was determined using an earnings before interest, tax, depreciation and amortization ("EBITDA") exit multiple range of 6.00x to 7.50x. The net present values were calculated using discount rates ranging from 11% to 12%. This assumed discount rate range was derived from the weighted average cost of capital analysis that Lazard calculated for the Company. Based on this analysis, Lazard arrived at an implied value per share range for the Company Common Stock of $11.08 to $16.17.

        Selected Comparable Companies Analysis.    Lazard reviewed and analyzed selected publicly available financial and other data of the following companies having businesses and trading characteristics that it deemed reasonably comparable to the Company:

  Hydraulics Peers

  •
  Eaton Corporation

  •
  Parker-Hannifin Corporation

  Selected Customers

  •
  AGCO Corporation

  •
  Cargotec Corporation

  •
  Caterpillar Inc.

  •
  CNH Global N.V.

  •
  Deere & Company

  •
  Doosan Infracore Co., Ltd.

  •
  Haulotte Group SA

  •
  Manitou BF SA

  •
  Oshkosh Corporation

  •
  Palfinger AG

  •
  Terex Corporation

  •
  The Toro Corporation

  Mid-Cap Industrials

  •
  A.O. Smith Corporation

  •
  Actuant Corporation

  •
  Astec Industries, Inc.

  •
  Baldor Electric Company

  •
  CLARCOR Inc.

  •
  Colfax Corporation

  •
  Crane Company

  •
  Franklin Electric Co., Inc.

  •
  Graco Inc.

  •
  Kaydon Corporation

  •
  Lindsay Corporation

  •
  The Manitowoc Company, Inc.

  •
  RBC Bearings

  •
  Regal Beloit Corporation

  •
  Robbins & Myers, Inc.

        Based on publicly available Wall Street analysts' estimates and other public information, Lazard reviewed, among other things, the enterprise value ("EV") of each selected comparable company as a multiple of such comparable company's EBITDA for calendar years 2011 and 2010. A company's enterprise value is equal to its short and long term debt plus the market value of its common equity, the value of any preferred stock (at liquidation value) and the value of any minority interest, minus its cash and cash equivalents.

        Lazard calculated the following multiples for the above comparable companies for calendar year 2011:

EV/EBITDA (2011E)
	High	Median	Low
Hydraulics Peers	8.0x	7.8x	7.7x
Selected Customers	14.5x	8.4x	5.3x
Mid-Cap Industrials	10.3x	7.7x	6.5x

        Based on the foregoing, Lazard applied EBITDA multiples of 7.0x to 8.0x to the Company's calendar year 2011 estimated EBITDA based on the Financial Forecasts, and determined an implied price per share range for the shares of Company Common Stock of $13.18 to $16.69 per share.

        Lazard calculated the following multiples for the above comparable companies for calendar year 2010:

EV/EBITDA (2010E)
	High	Median	Low
Hydraulics Peers	9.5x	9.4x	9.3x
Selected Customers	14.4x	9.4x	3.6x
Mid-Cap Industrials	12.8x	9.3x	7.2x

        Based on the foregoing, Lazard applied EBITDA multiples of 8.0x to 9.0x to the Company's calendar year 2010 estimated EBITDA based on the Financial Forecasts, and determined an implied price per share range for the shares of Company Common Stock of $14.58 to $17.82 per share.

        Lazard noted in its presentation to the Special Committee that the Eaton Corporation and the Parker-Hannifin Corporation are both much larger diversified industrial companies with stronger balance sheets and more stable performance than the Company, and who are expected to post profits through 2011 whereas the Company is expected to post losses through 2011, and hence likely warrant higher trading multiples than the Company.

        Selected Precedent Transactions Analysis.    Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the hydraulics industry since 2000. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Company. Lazard reviewed the transaction value compared to the last twelve months ("LTM") revenue of the target company.

        The precedent transactions reviewed were (listed by acquiror followed by the acquired company and the month of the transaction):

  •
  Bosch Rexroth AG—Hägglunds Drives AB (July 2008)

  •
  Argan Capital Advisors LLP—Faster SpA (October 2007)

  •
  Parker-Hannifin Corporation—Denison International plc (December 2003)

  •
  Sauer Inc.—Danfoss Fluid Power A/S (January 2000)

  •
  Parker-Hannifin Corporation—Commercial Intertech Corp. (January 2000)

        Lazard calculated the following multiples for the above selected transactions in its analysis:

Transaction Value as a Multiple of LTM Revenue
High	2.38x
Median	1.13x
Low	0.88x

        Based on the foregoing, Lazard applied multiples of 0.90x to 1.20x to the Company's calendar year 2009 actual revenue, and determined an implied price per share range for the shares of Company Common Stock of $9.94 to $17.06.

  Other Analyses

        Minority Buy-In Premia Paid Analysis.    Lazard performed a premia paid analysis, which reviewed the premia paid in selected minority buy-in transactions involving all cash acquisitions of public company targets with transaction values in excess of $40 million since 2005 and where the acquiror owned 51% or more of the outstanding shares prior to the transaction and 100% after the transaction. The transactions reviewed were (listed by acquiror followed by the acquired company and the date of the transaction):

  •
  Fairfax Financial Holdings Limited—Odyssey Re Holdings Corp. (September 4, 2009)

  •
  Overseas Shipholding Group, Inc.—OSG America L.P. (July 29, 2009)

  •
  Koninklijke KPN N.V.—iBasis, Inc. (July 13, 2009)

  •
  The Hearst Corporation—Hearst-Argyle Television, Inc. (March 25, 2009)

  •
  Cox Enterprises, Inc.—Cox Radio, Inc. (March 23, 2009)

  •
  Firoz Lalji—Zones, Inc. (July 31, 2008)

  •
  Roche Holding AG—Genentech, Inc. (July 21, 2008)

  •
  Nationwide Mutual Insurance Company—Nationwide Financial Services, Inc. (March 10, 2008)

  •
  Investors Group—Waste Industries USA, Inc. (October 23, 2007)

  •
  Alfa Mutual Group—Alfa Corporation (July 17, 2007)

  •
  American Financial Group, Inc.—Great American Financial Resources, Inc. (February 22, 2007)

  •
  VNU Group B.V.—NetRatings, Inc. (October 9, 2006)

  •
  Erie Indemnity Company—Erie Family Life Insurance Company (March 21, 2006)

  •
  Virbac S.A.—Virbac Corporation (December 13, 2005)

  •
  IYG Holding Company—7-Eleven, Inc. (September 1, 2005)

        Lazard's analysis was based on one-day, one-week and four-week implied premia of such transactions. The implied premia in this analysis were calculated comparing the transaction price prior to the announcement of the transaction to the target company's stock price one-day, one-week and four-week prior to the announcement of the transaction. The results of these calculations are as follows:

	Range	Median
One-Day	7%–131%	38%
One-Week	(8%)–150%	41%
Four-Week	(7%)–174%	31%

        From these premia, Lazard derived a reference range for the shares of Company Common Stock of $10.97 to $13.33.

  Miscellaneous

        Lazard was acting as financial advisor to the Special Committee in connection with the Offer and the Second-Step Merger and would receive a fee for its services, a portion of which was payable upon the rendering of its opinion and a portion of which is contingent upon the closing of the Offer. The Special Committee agreed to reimburse Lazard for certain expenses incurred in connection with Lazard's engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard's engagement, including certain liabilities under U.S. federal securities laws.

        Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard may provide investment banking services to the Company in the future, for which Lazard may receive compensation. In addition, in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard's opinion was approved by the Opinion Committee of Lazard.

        Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as financial advisor to the Special Committee because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the industry and markets that the Company engages in.

        The Offer Price to be paid to the holders of shares of Company Common Stock in the Offer and the Second-Step Merger was determined through arm's-length negotiations and was approved by the Special Committee. Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenters' rights have been perfected) in the Offer and the Second-Step Merger. Lazard did not recommend any specific consideration to the Special Committee or any other person or indicate that any given consideration constituted the only appropriate consideration for the Offer and the Second-Step Merger.

        Lazard's opinion was one of many factors considered by the Special Committee. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the Special Committee with respect to the Offer Price or of whether the Special Committee would have been willing to recommend a different transaction or determine that a different Offer Price was fair. Additionally, Lazard's opinion is not intended to confer any rights or remedies upon any employee or creditor of the Company.

  Intent to Tender

        To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (other than the Danfoss Group) who owns shares of Company Common Stock currently intends to tender in the Offer all of the shares of Company Common Stock held of record or beneficially owned by such person, other than (a) shares of Company Common Stock underlying stock-based awards, if any, and (b) shares of Company Common Stock, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Exchange Act.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Special Committee has retained Lazard to act as the Special Committee's financial advisor in connection with the Offer and related matters, including any alternative transactions to the Offer. Pursuant to the terms of Lazard's engagement letter, the Company has agreed to pay Lazard for its financial advisory services (a) a retainer fee of $200,000, payable upon its engagement, (b) an additional fee of $1.5 million, payable upon the earliest of the date of (i) delivery of its opinion with respect to the Offer or any alternative transaction, (ii) delivery of its presentation to the Special Committee regarding its analysis of the Offer or any alternative transaction, or (iii) public announcement of a transaction with Danfoss or a third party that is approved by the Special Committee, and (c) a transaction fee of $2.25 million, payable upon consummation of the Offer or any alternative transaction, against which any amounts previously paid pursuant to clauses (a) and (b) will be credited. The Company has also agreed to reimburse Lazard for certain expenses incurred by it in connection with its engagement, including fees and expenses of outside legal counsel, and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard's engagement, including certain liabilities under U.S. federal securities laws.

        Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard may provide investment banking services to the Company in the future, for which Lazard may receive compensation. In addition, in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

        Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as financial advisor to the Special Committee because of its qualification, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the industry and markets in which the Company engages.

        The Special Committee has also engaged Sard Verbinnen & Co ("SVC") to assist it in connection with communications with respect to the Offer. The Special Committee has agreed to pay customary compensation to SVC for such services. In addition, the Special Committee has agreed to reimburse SVC for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement or the Offer to Purchase, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Company Board or the Special Committee, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

  Legal Proceedings

        Laurie Forrest, on Behalf of Herself and All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Court of Chancery, Wilmington, Delaware, Docket No. C.A. No. 5164 VCL (filed December 23, 2009). On December 23, 2009, the plaintiff filed a complaint against the Company, the Company Board and Danfoss alleging, among other things, that the Company Board participated in unfair business practices and breached its fiduciary duties to the Company's stockholders by failing to disclose material non-public information in their possession as to the value of the Company's assets, the full extent of the future earnings potential of the Company and its expected increase in profitability. The complaint seeks injunctive relief: (1) declaring that the action is a class action and certifying the plaintiff as a class plaintiff and the plaintiff's counsel as class counsel; (2) ordering the defendants to exercise their fiduciary duties to the plaintiff and the other members of the class, including the duties of care, loyalty, candor and fair dealing; (3) granting preliminary and permanent injunctive relief against the consummation of the Offer; (4) ordering defendants, jointly and severally, to account to the plaintiff and the other members of the class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged, together with prejudgment interest at the maximum rate allowable by law; (5) awarding the plaintiff's costs and fees; and (6) granting other relief the court deems proper.

        Kenneth Loiselle on Behalf of Himself and All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Court of Chancery, Wilmington, Delaware, Docket No. C.A. No. 5162 VCL (filed December 3, 2009). On December 23, 2009, the plaintiff filed a complaint against the Company, the Company Board, Danfoss and Purchaser alleging, among other things, that the Company Board has breached its fiduciary duties to the Company's stockholders by engaging in improper, unfair and coercive conduct, by recommending a transaction that is financially unfair to the Company's public stockholders, and by failing to act independently so that the interests of the Company's public stockholders will be protected. The complaint seeks judgment as follows: (1) declaring that the action is a class action and certifying the plaintiff as the class representative and the plaintiff's counsel as class counsel; (2) enjoining, preliminarily and permanently, the proposed transaction; (3) rescinding the transaction or awarding the class recissory damages if the transaction is consummated prior to entry of the court's final judgment; (4) directing that the defendants pay to the plaintiff and the other members of the class all damages incurred by them and account for all profits and any special benefits obtained as a result of their wrongful conduct; (5) awarding the plaintiff's costs and fees; and (6) granting other relief as the court deems proper.

        On January 19, 2010, the two Delaware actions were consolidated into one as In re Sauer-Danfoss Inc. Shareholders Litigation, Court of Chancery, Wilmington, Delaware, Docket No. Consolidated C.A. No. 5162-VCL.

        John Freise and Michelle Freise, on Behalf of Themselves and All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Story County District Court, Iowa, Case No. LACV45714 (filed December 31, 2009). On December 31, 2009, certain stockholders of the Company filed a complaint against the Company, the Company Board, Danfoss and Purchaser alleging, among other things, that the Company Board has breached its fiduciary duties to the Company's stockholders by implementing and abiding by a process that deprives the plaintiffs of a fair process and the true value of their investment in the Company, failing to exercise the required care and diligence in the exercise of their fiduciary obligations to the plaintiffs, and failing to ensure that the plaintiffs and the other members of the class receive a fair process and fair price in connection with any transaction involving the Company, including full and fair disclosure of all material information. The complaint seeks injunctive relief: (1) declaring that the action is properly maintainable as a class action; (2) declaring and decreeing that the proposed tender offer is coercive and unlawful and should be enjoined; (3) enjoining the Company from consummating the proposed acquisition by Danfoss, unless and until the Company adopts and implements a procedure or process to obtain a transaction providing the highest possible value for its stockholders; (4) directing the Company Board to exercise its fiduciary duties and obtain the highest consideration for the Company's public stockholders; (5) rescinding, if already implemented, the proposed acquisition or the tender offer or any of the terms thereof; (6) awarding the plaintiffs' costs and fees; and (7) granting such other and further equitable relief as the court may deem just and proper.

        On January 5, 2010, plaintiffs filed a motion for an order expediting discovery. On January 13, 2010, defendants Danfoss and Purchaser moved to stay the Iowa proceeding in favor of litigating the issues in Delaware. Plaintiffs responded to this motion by filing a resistance to defendants' motion to stay on February 2, 2010. On February 19, 2010, defendants Danfoss and Purchaser filed a reply brief in support of their motion to stay. On March 8, 2010, a hearing was held on the motion to stay and the motion to expedite discovery. On March 11, 2010, the Iowa District Court for Story County granted defendants' motion to stay the Iowa proceeding in favor of the consolidated action in Delaware.

        Scott Crouthamel, Individually and on Behalf of All Others Similarly Situated v. Sauer-Danfoss Inc., et al., Story County District Court, Iowa, Case No. LACV045794 (filed February 10, 2010). On February 10, 2010, the plaintiff filed a complaint against the Company, the Company Board, Danfoss and Purchaser alleging, among other things, that the Company Board has breached its fiduciary duties to the Company's stockholders by implementing and abiding by a process that deprives the Company's stockholders of a fair process and the true value of their investment in the Company, failing to exercise the required care and diligence in the exercise of their fiduciary obligations to the Company's stockholders, and failing to take adequate measures to ensure that the interests of the Company's stockholders are protected from overreaching by the Purchaser. The complaint seeks judgment and preliminary and permanent relief as follows: (1) authorizing the maintenance of this action as a class action, with plaintiff as representative plaintiff; (2) declaring that defendants have violated their fiduciary duties to the Company and its stockholders; (3) directing defendants to carry out their fiduciary duties to plaintiff and the Company by actively asserting any and all legal or other remedies and by adequately ensuring that no conflicts of interest exist between the interests of defendants and the interests of the Company's public stockholders; (4) alternatively, awarding compensatory damages against defendants individually and severally in an amount to be determined at trial; (5) awarding the plaintiff's costs and fees; and (6) granting such other and further relief as the court may deem just and proper.

        On February 18, 2010, plaintiff allegedly served Sauer-Danfoss with the complaint. On March 10, 2010, Sauer-Danfoss filed a motion for additional time to answer or otherwise respond to the complaint.

  U.S. Antitrust Clearance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (together, the "HSR Act") by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of the shares of Company Common Stock by Purchaser in the Offer or the Second-Step Merger is subject to such requirements because the Danfoss Group currently owns shares of Company Common Stock representing more than 50% of the outstanding voting securities of the Company, which means that the Danfoss Group is in "control" of the Company by reason of holding voting securities for purposes of these requirements. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of the shares of Company Common Stock by Purchaser pursuant to the Offer and the Second-Step Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the shares of Company Common Stock by Purchaser pursuant to the Offer or the Second-Step Merger or seeking divestiture of the shares of Company Common Stock so acquired or divestiture of substantial assets of the Danfoss Group or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of shares of Company Common Stock by Purchaser pursuant to the Offer or the Second-Step Merger will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Second-Step Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  Foreign Antitrust Approvals

        The Company and its subsidiaries transact business in a number of additional countries outside of the United States. Under the antitrust or merger control statutes or regulations of certain of these foreign countries, certain acquisition transactions require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. We do not believe that the purchase of shares of Company Common Stock by Purchaser in the Offer or the Second-Step Merger is subject to such requirements because the Danfoss Group owns, and has owned since 2008, more than 50% of Sauer-Danfoss's outstanding voting securities. It is a condition to the consummation of the Offer that there being no pending action or proceeding by any governmental authority seeking to make illegal, restrain or prohibit the acceptance for payment of some or all of the shares of Company Common Stock by Purchaser or any of its affiliates. Therefore, although we do not believe that this transaction is subject to any such statutes or regulations, if any such statutes or regulations were deemed to apply, and any applicable waiting period under foreign antitrust or competition laws has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Purchaser will not be obligated to accept for payment or pay for any shares of Company Common Stock tendered in the Offer unless and until such approval or exemption has been obtained or such waiting period has expired.

  Rule 13e-3

        Because Purchaser is an affiliate of the Company, the Offer and other transactions contemplated by the Offer to Purchase constitute a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer, the Second-Step Merger and the consideration offered to Sauer-Danfoss's stockholders in the Offer and the Second-Step Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Second-Step Merger. Such information has been provided in this Statement, the Schedule TO and the Rule 13e-3 Transaction Statement filed by each of the Company and the Purchaser (including the exhibits thereto).

  State Anti-Takeover Laws—Delaware

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an "interested stockholder" may not engage in any "business combination" for three years following the time that such person became an "interested stockholder" unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an "interested stockholder," (ii) upon consummation of the transaction that resulted in such person becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) the business combination was approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the "interested stockholder" that is a party to the business combination. Under the DGCL, the term "interested stockholder" includes a person that owns or has the right to acquire 15% or more of the corporation's outstanding voting stock or is an affiliate or associate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation's outstanding voting stock, and the affiliates and associates of such person. Danfoss has been an "interested stockholder" of the Company for more than three years. As a result, Section 203 of the DGCL would not delay or prevent the consummation of the Second-Step Merger.

  Other State Takeover Statutes

        In addition to Section 203 of the DGCL, a number of other states have also adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Second-Step Merger. Danfoss has indicated in the Offer to Purchase that to the extent that certain provisions of these laws purport to apply to the Offer or the Second-Step Merger, it believes that there are reasonable bases for contesting the application of such laws.

  Short-Form Merger Statute

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Purchaser will be able to effect a "short-form" merger with the Company without a vote of Sauer-Danfoss's stockholders.

  Appraisal Rights

        According to the Offer, no dissenters' or appraisal rights are available in connection with the Offer. However, as a general matter, holders of shares of Company Common Stock at the time of a "short-form" merger would also be entitled to exercise appraisal rights pursuant to such a "short-form" merger. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the "fair value" of their shares of Company Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the corporation surviving the Merger. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares of Company Common Stock. The appraisal rights, and the procedures that stockholders must follow in order to effectively demand and perfect such rights, are summarized in the Offer to Purchase under the section titled "Special Factors—Section 8—Dissenters' Appraisal Rights; Rule 13e-3." In addition, Section 262 of the DGCL is attached to the Offer to Purchase as Schedule C. Failure to follow the steps required by Section 262 of the DGCL may result in the loss of such rights.

  Forward-Looking Statements

        This Statement contains forward-looking statements that may state the Company's or its management's intentions, hopes, beliefs, expectations or predictions for the future. In this Statement, statements containing words such as "projects", "anticipates", "plans", "expects", "intends",

"estimates" or similar words are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, risks and uncertainties include the factors described under Risk Factors in Part I, Item 1A, of the Company's Annual Report on Form 10-K, for the year ended December 31, 2009, including the following:

  •
  Worldwide economic conditions, changes in the wholesale power markets and fluctuations in the cost of fuel;

  •
  Dependence on borrowing from Danfoss;

  •
  Potential impairment of goodwill and long-lived assets;

  •
  Fluctuating exchange rates and reliance on the strength of economies in various parts of the world;

  •
  Ongoing technological change to the mobile hydraulics industry;

  •
  Reliance on the common business system implemented at the majority of the Company's locations;

  •
  Availability and cost increases of raw materials and component parts to be used in the manufacture of products and changes in relationships with suppliers that could result in manufacturing interruptions, delays, inefficiencies or the inability to market products;

  •
  Government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

  •
  Pricing and competitive pressures from OEM customers;

  •
  Risks associated with the cyclicality of general economic conditions, as demand for the Company's products is dependent on the general condition of the off-highway mobile equipment industry which may be influenced by numerous factors, including levels of construction activity, weather conditions, interest rates, access to finance, price competition and the cost of supplies and labor;

  •
  Deviations between income tax estimates and the final outcome of any potential tax audits; and

  •
  Catastrophic events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or other adverse weather and climate conditions.

        Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's filings with the SEC. The Company assumes no obligation, and disclaims any obligation, to update information contained in this Statement, including forward-looking statements, as a result of facts, events or circumstances after the date of this Statement.

Item 9.    Exhibits.

        The following exhibits are filed herewith or incorporated herein by reference with this Statement.

Exhibit No.	Description
(a)(1)	Press Release issued by the Company on December 22, 2009 (incorporated by reference to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 23, 2009)
(a)(2)	Press Release issued by the Company on March 9, 2009 (incorporated by reference to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on March 10, 2010)
(a)(3)	Opinion of Lazard Frères & Co. LLC, dated March 10, 2010
(e)(1)
The sections titled "Security Ownership of Certain Beneficial Owners and Management," "Governance of the Company," "Executive Compensation," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Summary Compensation And Grants Of Plan-Based Awards Narrative," "Potential Payments Upon Termination or Change of Control," "Director Compensation Table" and "Director Compensation Narrative" contained in the Company's Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders of Sauer-Danfoss Inc. filed with the SEC on April 29, 2009 and incorporated herein by reference
(e)(2)
The Amended and Restated Certificate of Incorporation of Sauer-Danfoss Inc. dated July 10, 2008, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 11, 2008 and incorporated herein by reference
(e)(3)
Credit Agreement dated as of November 9, 2009 by and between Sauer-Danfoss Inc. and Danfoss A/S, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2010 and incorporated herein by reference
(e)(4)
The Trademark and Trade Name Agreement dated as of May 3, 2000 by and between the Company and Danfoss A/S, filed as Exhibit 10.1(ac) to the Company's Quarterly Report on Form 10-Q filed on August 16, 2000 and incorporated herein by reference
(e)(5)
The Employment Contract dated April 6, 2009 and effective as of May 1, 2009 by and between Sauer-Danfoss GmbH & Co. OHG and Jesper V. Christensen, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2010 and incorporated herein by reference
(e)(6)
The form of Indemnification Agreement entered into between Sauer-Danfoss Inc. and each of its directors and certain officers, filed as Exhibit 10.1(c) to Amendment No. 1 to the Company's Form S-1 Registration Statement filed on April 23, 1998 and incorporated herein by reference
(e)(7)
The Employment Contract effective as of January 1, 2009 by and between Sauer-Danfoss GmbH & Co. OHG and Sven Ruder, filed as Exhibit 10.2 to the Company's Form 8-K filed on January 21, 2009 and incorporated herein by reference
(e)(8)
The Executive Employment Agreement with Kenneth D. McCuskey dated December 15, 2008 and effective December 31, 2008, filed as Exhibit 10.1(u) to the Company's Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference
(e)(9)
The Executive Employment Agreement with Wolfgang Schramm dated December 15, 2008 and effective December 31, 2008, filed as Exhibit 10.1(w) to the Company's Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference

Exhibit No.	Description
(e)(10)	The Change in Control Agreement between Sauer-Danfoss (US) Company Inc. and Charles K. Hall dated March 8, 2004, attached as Exhibit 10.1(x) to the Company's Annual Report on Form 10-K filed on March 4, 2010 and incorporated herein by reference
(e)(11)
The First Amendment to the Change in Control Agreement between Sauer-Danfoss (US) Company and Charles K. Hall dated December 20, 2008, attached as Exhibit 10.1(y) to the Company's Annual Report on Form 10-K filed on March 4, 2010 and incorporated herein by reference
(e)(12)	The Registration Rights Agreement, filed as Exhibit 10.1(b) to Amendment No. 1 to the Company's Form S-1 Registration Statement filed on April 23, 1998 and incorporated herein by reference
(e)(13)
The Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan, filed as Exhibit 10.1(p) to Amendment No. 1 to the Company's Form S-1 Registration Statement filed on April 23, 1998 and incorporated herein by reference
(e)(14)
The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan referred to in Exhibit (e)(18) above, filed as Exhibit 10.1(v) to the Company's Quarterly Report on Form 10-Q filed on August 16, 2000 and incorporated herein by reference
(e)(15)
The Amendment to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan effective December 4, 2002, filed as Exhibit 10.1(bd) to the Company's Annual Report on Form 10-K filed on March 12, 2003 and incorporated herein by reference
(e)(16)	The Second Amendment to Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan, filed as Exhibit 10 to the Company's Current Report on Form 8-K filed on August 24, 2006 and incorporated herein by reference
(e)(17)
The Sauer-Danfoss Inc. Non-employee Director Stock Option and Restricted Stock Plan, filed as Exhibit 10.1(q) to Amendment No. 1 to the Company's Registration Statement filed on April 23, 1998 and incorporated herein by reference
(e)(18)
The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. Non-Employee Director Stock Option and Restricted Stock Plan referred to in Exhibit (e)(22) above, filed as Exhibit 10.1(x) to the Company's Quarterly Report on Form 10-Q filed on August 16, 2000 and incorporated herein by reference
(e)(19)
The Amendment to the Sauer-Danfoss Inc. Non-Employee Director Stock Option and Restricted Stock Plan effective December 4, 2002, filed as Exhibit 10.1(ak) to the Company's Annual Report on Form 10-K filed on March 12, 2003 and incorporated herein by reference
(e)(20)
The Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees dated December 9, 2003, filed as Exhibit 10.1(bk) to the Company's Annual Report on Form 10-K filed on March 15, 2004 and incorporated herein by reference
(e)(21)
First Amendment to the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees, effective December 31, 2005, filed as Exhibit 9.1 to the Company's Current Report on Form 8-K filed on December 7, 2005 and incorporated herein by reference
(e)(22)
The Sauer-Danfoss Inc. Supplemental Executive Savings & Retirement Plan (As Amended and Restated Effective as of January 1, 2008), filed as Exhibit 10.1(ao) to the Company's Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference

Exhibit No.	Description
(e)(23)	Form of 2005 Performance Unit Award Agreement under the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan is attached as Exhibit 10.1(bx) to the Company's Quarterly Report on Form 10-Q filed on May 10, 2005 and incorporated herein by reference
(e)(24)
Form of Non-employee Director Restricted Stock Award Agreement under the Sauer-Danfoss Inc. Non-employee Director Stock Option and Restricted Stock Plan is attached as Exhibit 10.1(by) to the Company's Quarterly Report on Form 10-Q filed on May 10, 2005 and incorporated herein by reference
(e)(25)
The Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees (As Amended and Restated Effective as of January 1, 2008), filed as Exhibit 10.1(ar) to the Company's Annual Report on Form 10-K filed on March 24, 2009 and incorporated herein by reference
(e)(26)	The Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is filed as Appendix A to the Company's Definitive Proxy Statement filed on April 24, 2006 and incorporated herein by reference
(e)(27)
Form of Performance Unit Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is attached as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 7, 2006 and incorporated herein by reference
(e)(28)
Form of Performance Unit Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 5, 2007 and incorporated herein by reference
(e)(29)
Form of Cash-Based Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan is attached as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 5, 2007 and incorporated herein by reference
(e)(30)
Form of Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan Restricted Stock Award Agreement, filed as Exhibit 10.1(aq) to the Company's Annual Report on Form 10-K filed on March 4, 2010 and incorporated herein by reference
(e)(31)
The Sauer-Danfoss Inc. Final Average Pay Supplemental Retirement Benefit Plan is attached as Exhibit 10 to the Company's Current Report on Form 8-K filed on September 17, 2007 and incorporated herein by reference

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.
	By:	/s/ SVEN RUDER
		Name:	Sven Ruder
		Title:	President and Chief Executive Officer
Dated: March 19, 2010

Annex A

Business and Background of the Company's Directors and Executive Officers

        Sven Ruder has been a director of the Company since July 10, 2008. Mr. Ruder became the President and Chief Executive Officer of the Company on January 1, 2009. He served as the President of the Motion Controls division of Danfoss A/S from January 2001 through December 2008. Mr. Ruder serves on the Boards of Directors of Danfoss Turbocor Compressors BV, a privately held joint venture between Danfoss A/S and Turbocorp BV, and of Danfoss Turbocor Compressors, Inc., a subsidiary of Danfoss Turbocor Compressors BV that is engaged in the manufacture of air conditioning and refrigeration compressors. Mr. Ruder's principal business address is Krokamp 35, 24359, Neumünster, Germany. He is a dual citizen of Denmark and Brazil.

        Jesper V. Christensen has been Executive Vice President and Chief Financial Officer of the Company since May 1, 2009. Mr. Christensen is responsible for Finance, Accounting, Legal, Investor Relations and Information Technology functions. He has been Vice President, Finance, IT & HR of the Danfoss Motion Controls Division since 2007. Mr. Christensen's principal business address is Krokamp 35, 24359, Neumünster, Germany. He is a citizen of Denmark.

        C. Kells Hall has been Executive Vice President and President—Propel Division of the Company since October 2009 and served as its Vice President of Propel Division from September 2005 to October 2009. Mr. Hall has been with the Company for more than five years. He has held various senior management positions in Sales and Marketing, Operations and Engineering. Mr. Hall's principal business address is 2800 E. 13th Street, Ames, Iowa 50010. He is a citizen of the United States.

        Timothy P. Hanson serves as Vice President—Sales and Marketing of the Company. Mr. Hanson previously served as the Company's Vice President—Sales Americas. He served in various capacities for the Company or its subsidiaries for more than the past five years. Mr. Hanson's principal business address is 2800 E. 13th Street, Ames, Iowa 50010. He is a citizen of the United States.

        Wolfgang Schramm has served as Executive Vice President and President—Controls Division of the Company since April 2007. From 2003 through 2006, he served in various capacities at Visteon Corp., including as Global Director of Climate Systems Product Management and Executive Director of Advanced Technology. Mr. Schramm's principal business address is 3500 Annapolis Lane North, Plymouth, MN 55447. He is a citizen of Germany.

        Kenneth D. McCuskey serves as Vice President and Chief Accounting Officer, Secretary of the Company. Mr. McCuskey previously served as Treasurer and Vice President of Finance of the Company. He served in various capacities with the Company or its subsidiaries for more than the past five years. Mr. McCuskey's principal business address is 2800 E. 13th Street, Ames, Iowa 50010. He is a citizen of the United States.

        Charles M. Cohrs has been Treasurer of the Company since 2005. Prior to joining the Company, Mr. Cohrs was employed by Cable Design Technologies as Treasurer. Mr. Cohrs' principal business address is 2800 E. 13th Street, Ames, Iowa 50010. He is a citizen of the United States.

        Jørgen M. Clausen has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. On October 1, 2008, Mr. Clausen announced his retirement as President and Chief Executive Officer of Danfoss A/S. He serves as the Chairman of Danfoss A/S. Mr. Clausen's principal business address is c/o Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Sven Murmann has been a director of the Company since April 21, 1994, and Vice Chairman of the Company since May 5, 2004. Dr. Murmann is Managing Director of Sauer Holding GmbH, an investment company controlled by the Murmann family, a position he has held for more than five years, and is a member of the Board of Directors of Cartagena Group Inc., a real estate company held by Klaus H. Murmann. Dr. Murmann is also a member of the Board of Directors of ICF Solutions Inc., which is active in the property market and held by a subsidiary of Sauer Holding GmbH. He previously served from 2000 to 2002 as Manager of HAKO Holding GmbH & Co., a global manufacturer of indoor and outdoor cleaning equipment based in Germany. He is a member of the Board of Directors of Danfoss A/S. Dr. Murmann is the son of Klaus H. Murmann, Chairman Emeritus of the Company. Dr. Murmann's principal business address is Grosse Elbstrasse 145 B, 22767, Hamburg, Germany. He is a citizen of Germany.

        Niels B. Christiansen has been a director of the Company since July 10, 2008. Mr. Christiansen was appointed President and Chief Executive Officer of Danfoss A/S on October 1, 2008. Prior to that, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S. From January 1, 2003 through September 30, 2004, Mr. Christiansen was an Executive Vice President at GN Store Nord A/S, a Danish developer of telecommunications networking and hand-held communications solutions. From January 1, 2000 through September 30, 2004, he was President and Chief Executive Officer of GN Netcom A/S, a Danish subsidiary of GN Store Nord A/S. Mr. Christiansen is a member of the Executive Committee of Danfoss A/S and serves on the Boards of Directors of Axcel A/S, a Danish private equity fund, TrygVesta A/S, a publicly traded Danish insurance company, B&O a/s, a publicly traded Danish manufacturer of audio and video products, and William Demant Holding A/S, a publicly traded Danish manufacturer of audio products. Mr. Christiansen's principal business address is c/o Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Johannes F. Kirchhoff has been a director of the Company since April 17, 1997. Dr. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, for more than five years. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board. Dr. Kirchhoff's principal business address is c/o FAUN Umwelttechnik GmbH & Co. AG, Stefanstrasse 2, D-58638, Iserlohn, Germany. He is a citizen of Germany.

        Steven H. Wood has been a director of the Company since January 1, 2003. Mr. Wood is currently the Chief Financial Officer of Becker-Underwood, Inc., a supplier of non-pesticide specialty chemical and biological products within the agricultural, landscape, turf, and horticulture industries. He was formerly Vice President and Corporate Controller for Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, from May 2004 until May 2006. From 2000 until 2003, he was the Executive Vice President and Chief Financial Officer of Maytag Corporation, and from 1996 to 2000 he was Vice President-Financial Reporting and Audit of Maytag. Mr. Wood held various other financial leadership positions within Maytag from 1989 to 1996. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board. Mr. Wood's principal business address is c/o Becker-Underwood, 801 Dayton Avenue, Ames, IA 50010. He is a citizen of the United States.

        Kim Fausing has been a director of the Company since July 10, 2008. Mr. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008. In 2007, Mr. Fausing became a divisional president of Danfoss A/S, having previously worked at Hilti Corporation, a privately owned manufacturer of construction and engineering products, from 1990 through 2007. He served as Hilti's President and Managing Director from 1990 through 2003, and as a Division President and Member of its Executive Committee from 2003 through 2007. Mr. Fausing's principal business address is c/o Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        William E. Hoover, Jr. has been a director of the Company since July 10, 2008. Mr. Hoover worked for McKinsey & Co., a management consulting firm, for approximately 30 years until July 2007. Mr. Hoover serves on the Boards of Directors of Danfoss A/S, GN Great Nordic, a Danish manufacturer of hearing instruments that is listed on the Copenhagen Stock Exchange, and NorthStar Battery, a privately owned firm that makes batteries for mobile base stations. He is the Vice Chairman of the GN Great Nordic board. Mr. Hoover's principal business address is c/o Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        Per Have has been a director of the Company since November 9, 2009. Mr. Have was appointed Chief Financial Officer of Danfoss A/S on September 30, 2009. Mr. Have has been President of the Bitten and Mads Clausen Foundation since 2007. From 2006 to 2007, Mr. Have was Senior Vice President, Refrigeration & Air Conditioning Division of Danfoss A/S, and from 2002 to 2005 he was Vice President, Corporate Finance at Danfoss A/S. Mr. Have was Vice President, Global Supply Chain and IT at the Company from 2000 to 2002. Mr. Have's principal business address is c/o Danfoss A/S, Nordborgvej 81, 6430 Nordborg, Denmark. He is a citizen of Denmark.

        F. Joseph Loughrey has been a director of the Company since June 23, 2000. After 35 years of service with Cummins Inc., Mr. Loughrey retired on April 1, 2009. He was Vice Chairman of Cummins Inc. from August 2008 through May 2009 and served as its President and Chief Operating Officer from May 2005 until August 2008. From October 1999 until May 2005, he was Executive Vice President of Cummins Inc. and President—Engine Business. From 1996 to 1999, Mr. Loughrey served as Executive Vice President of Cummins Engine Company and Group President—Industrial and Chief Technical Officer. He serves on the Boards of Directors of Hillenbrand, Inc., an Indiana corporation with shares listed on the NYSE; the Lumina Foundation, an Indianapolis-based private foundation that works to expand access to post secondary education in the United States; AB SKF, a Swedish corporation with shares quoted on the NASDAQ OMX Stockholm; and The Vanguard Group, a Pennsylvania corporation that is one of the world's largest investment management companies. Mr. Loughrey is a member of the Audit Committee and the Compensation Committee of the Board. Mr. Loughrey's principal business address is 528 E. Walnut Street, Indianapolis, IN 46202. He is a citizen of the United States.

Annex B

Executive Officers, Directors and Affiliates of Sauer-Danfoss Inc.

Executive Officers:

Name:	2010 Title:
Sven Ruder	President and Chief Executive Officer
Jesper V. Christensen	Executive Vice President and Chief Financial Officer
C. Kells Hall	Executive Vice President and President—Propel Division
Timothy P. Hanson	Vice President—Sales and Marketing and Interim Chief Marketing Officer
Wolfgang Schramm	Executive Vice President and President—Controls Division
Kenneth D. McCuskey	Vice President and Chief Accounting Officer, Secretary
Charles M. Cohrs	Treasurer
Directors:
Jørgen M. Clausen
Sven Ruder
Sven Murmann
Niels B. Christiansen
Johannes F. Kirchhoff
Steven H. Wood
Kim Fausing
William E. Hoover, Jr.
Per Have
F. Joseph Loughrey

B-1

Affiliates:

Subsidiary of Sauer-Danfoss Inc.	Jurisdiction of Formation
Sauer-Danfoss (US) Company	Delaware
Hydro-Gear, Inc.	Delaware
Hydro-Gear Limited Partnership	Illinois
TSD Integrated Controls LLC	Delaware
Sauer-Danfoss Pty Ltd.	Australia
Sauer-Danfoss BVBA	Belgium
Sauer-Danfoss Hidraulica Mobil Ltda.	Brazil
Sauer-Danfoss Ltda.	Brazil
Sauer-Danfoss Shanghai Hydrostatic Transmission Co., Ltd.	China
Sauer-Danfoss-Daikin Mobile Hydraulics (Shanghai) Co., Ltd.	China
Sauer-Danfoss Shanghai Co. Ltd.	China
Sauer-Danfoss ApS	Denmark
Sauer-Danfoss Holding ApS	Denmark
Sauer-Danfoss BV	Netherlands
Oy Sauer-Danfoss AB	Finland
Sauer-Danfoss S.A.S.	France
Sauer-Danfoss GmbH & Co. OHG	Germany
Sauer-Danfoss GmbH	Germany
Sauer-Danfoss Informatik GmbH	Germany
Sauer-Danfoss India Private Limited	India
Sauer-Danfoss S.r.l.	Italy
Daikin-Sauer-Danfoss Manufacturing Ltd.	Japan
Sauer-Danfoss-Daikin Ltd.	Japan
Sauer-Danfoss-Daikin Ltd., Korea	Korea
Sauer-Danfoss A/S	Norway
Sauer-Danfoss sp.z.o.o.	Poland
Sauer-Danfoss LLC	Russia
Sauer-Danfoss-Daikin Pte. Ltd.	Singapore
Sauer-Danfoss a.s	Slovakia
Sauer-Danfoss SA	Spain
Sauer-Danfoss AB	Sweden
Sauer-Danfoss Limited	United Kingdom

B-2

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
Annex A Business and Background of the Company's Directors and Executive Officers
Annex B Executive Officers, Directors and Affiliates of Sauer-Danfoss Inc.